Orbis
Grupa Hotelowa

Warsaw, 2010-02-24



United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Dear Sirs,

Please find enclosed the condensed stand-alone and the condensed consolidated interim financial statements no 4/2009 for the fourth quarter of 2009.

Best regards

Marcin Szewczykowski
Member of the Management Board



82-5025

Orbis Capital Group

Quarterly Financial Report QSr 4/2009

Containing:

- selected financial figures
- the condensed consolidated interim financial statements of the Orbis Group as at December 31, 2009 and for 3 and 12 months ended December 31, 2009
- the condensed stand-alone interim financial statements of Orbis S.A. as at December 31, 2009 and for 3 and 12 months ended December 31, 2009

Orbis Capital Group

SELECTED FINANCIAL FIGURES

	in PLN '000		in EUR '000	
	12 months ended on December 31, 2009	12 months ended on December 31, 2008	12 months ended on December 31, 2009	12 months ended on December 31, 2008
CONSOLIDATED INCOME STATEMENT				
Net sales of services	848 949	933 452	195 583	264 277
Operating profit	65 976	68 517	15 200	19 398
Net profit/loss for the period	(5 966)	26 112	(1 374)	7 393
Net profit/loss attributable to equity holders of the parent	(5 289)	26 519	(1 218)	7 508
CONSOLIDATED STATEMENT OF CASH FLOWS				
Net cash flow from operating activity	211 853	155 347	48 807	43 981
Net cash flow from investing activities	(87 647)	(306 443)	(20 192)	(86 759)
Net cash flow from financing activities	(128 514)	110 482	(29 607)	31 279
Net cash flow, total	(4 308)	(40 614)	(992)	(11 499)
PROFIT/LOSS PER COMMON SHARE (IN PLN)				
Profit/loss per share attributable to the equity holders of the Company for the period	(0,11)	0,58	(0,03)	0,16

	in PLN '000		in EUR '000	
	balance as at December 31, 2009	balance as at December 31, 2008	balance as at December 31, 2009	balance as at December 31, 2008
CONSOLIDATED STATEMENT OF FINANCIAL POSITION				
Non-current assets	2 187 520	2 252 073	532 477	539 755
Current assets	127 331	238 724	30 994	57 215
Total equity	1 800 874	1 806 758	438 361	433 026
Shareholders' equity attributable to equity holders of the parent	1 800 110	1 805 317	438 175	432 681
Non-current liabilities	110 544	374 436	26 908	89 741
Current liabilities	412 398	314 843	100 384	75 458

Orbis Spółka Akcyjna

SELECTED FINANCIAL FIGURES

	in PLN' 000		in EUR' 000	
	12 months ended on December 31, 2009	12 months ended on December 31, 2008	12 months ended on December 31, 2009	12 months ended on December 31, 2008
INCOME STATEMENT				
Net sales of services	552 674	628 961	127 327	178 070
Operating profit	38 783	68 247	8 935	19 322
Net profit/loss for the period	13 407	40 044	3 089	11 337
STATEMENT OF CASH FLOWS				
Net cash flow from operating activity	154 171	88 501	35 518	25 056
Net cash used in investing activities	(10 953)	(190 886)	(2 523)	(54 043)
Net cash used in financing activities	(157 338)	107 715	(36 248)	30 496
Net cash flow, total	(14 120)	5 330	(3 253)	1 509
PROFIT PER ORDINARY SHARE (IN PLN)				
Profit/loss per share for the period	0,29	0,87	0,07	0,25

	in PLN' 000		in EUR' 000	
	balance as at December 31, 2009	balance as at September 30, 2009	balance as at December 31, 2009	balance as at September 30, 2009
STATEMENT OF FINANCIAL POSITION				
Non-current assets	2 157 709	2 230 137	525 220	534 497
Current assets	101 320	183 079	24 663	43 879
Shareholders' equity	1 721 520	1 708 113	419 045	409 384
Non-current liabilities	63 352	367 374	15 421	88 049
Current liabilities	474 157	337 729	115 417	80 944

ORBIS GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as at December 31, 2009 and for 3 and 12 months ended on December 31, 2009

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at December 31, 2009, September 30, 2009 and December 31, 2008

Assets	balance as at December 31, 2009	balance as at September 30, 2009	balance as at December 31, 2008
Non-current assets	**2 187 520**	**2 223 000**	**2 252 073**
Property, plant and equipment	2 018 146	2 051 843	2 087 148
Intangible assets, of which:	113 406	111 859	111 276
- goodwill	108 328	108 328	108 328
Investment in an associated company consolidated using the equity method of accounting	8 946	8 033	8 971
Available-for-sale financial assets	1 935	1 935	1 935
Other financial assets	540	1 785	2 315
Investment property	43 984	42 700	38 731
Other long-term investments	552	552	552
Deferred income tax assets	11	4 293	1 145
Current assets	**127 331**	**292 664**	**238 724**
Inventories	5 319	8 059	7 161
Trade receivables	30 191	130 284	67 357
Income tax receivables	4 187	363	7 745
Other short-term receivables	27 879	28 535	90 723
Cash and cash equivalents	59 755	125 423	65 738
Assets classified as held for sale	**40 711**	**3 422**	**5 240**
Total assets	**2 355 562**	**2 519 086**	**2 496 037**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, continued

as at December 31, 2009, September 30, 2009 and December 31, 2008

Equity and Liabilities	balance as at December 31, 2009	balance as at September 30, 2009	balance as at December 31, 2008
Total equity	**1 800 874**	**1 803 332**	**1 806 758**
Capital and reserves attributable to equity holders of the Company	**1 800 110**	**1 802 548**	**1 805 317**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained earnings	1 149 042	1 151 444	1 154 331
Exchange differences on translating foreign operations	(19)	17	(101)
Minority holdings	**764**	**784**	**1 441**
Non-current liabilities	**110 544**	**380 355**	**374 436**
Borrowings	22 964	283 668	283 567
Deferred income tax liability	52 615	47 428	52 556
Other non current liabilities	13 998	13 215	2 147
Provision for pension and similar benefits	20 967	36 024	36 146
Provisions for liabilities	0	20	20
Current liabilities	**412 398**	**335 399**	**314 843**
Borrowings	296 876	141 191	150 156
Trade payables	56 669	93 195	81 915
Current income tax liabilities	17	3 916	26
Other current liabilities	52 352	86 775	70 514
Provision for pension and similar benefits	4 739	7 072	7 038
Provisions for liabilities	1 745	3 250	5 194
Liabilities associated with assets classified as held for sale	**31 746**	**0**	**0**
Total equity and liabilities	**2 355 562**	**2 519 086**	**2 496 037**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for 3 months and for 12 months ended on December 31, 2009 with comparable figures for the year 2008

	3 months ended on December 31, 2009	12 months ended on December 31, 2009	3 months ended on December 31, 2008	12 months ended on December 31, 2008
Net sales of services	193 429	848 949	224 202	933 452
Net sales of products, merchandise and raw materials	1 461	5 023	986	4 252
Cost of services, products, merchandise and raw materials sold	(154 562)	(644 458)	(178 349)	(684 065)
Gross profit on sales	**40 328**	**209 514**	**46 839**	**253 639**
Other operating income	16 945	24 420	2 273	8 635
Distribution & marketing expenses	(10 059)	(42 223)	(13 797)	(48 430)
Overheads & administrative expenses	(14 706)	(105 963)	(36 453)	(136 405)
Other operating expenses	(5 072)	(16 898)	(10 583)	(18 957)
Net impairment reversal	(2 874)	(2 874)	10 035	10 035
Operating profit/loss	**24 562**	**65 976**	**(1 686)**	**68 517**
Financial expenses	(4 010)	(22 409)	(10 109)	(25 482)
Share in net profits/loss of subsidiaries, affiliates and associated companies	913	(25)	833	904
Profit/loss before tax	**21 465**	**43 542**	**(10 962)**	**43 939**
Income tax expense	(8 780)	(16 726)	240	(10 933)
Net profit/loss on continued operations	**12 685**	**26 816**	**(10 722)**	**33 006**
Loss on discontinued operations	(15 107)	(32 782)	(4 972)	(6 894)
Net profit/loss for the period	**(2 422)**	**(5 966)**	**(15 694)**	**26 112**
Ascribed to:				
Shareholders of the controlling company	(2 402)	(5 289)	(15 279)	26 519
Minority shareholders	(20)	(677)	(415)	(407)
	(2 422)	**(5 966)**	**(15 694)**	**26 112**
Profit/loss per common share (in PLN)				
Profit/loss per share attributable to the equity holders of the Company for the period	(0,05)	(0,11)	(0,33)	0,58

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for 3 months and for 12 months ended on December 31, 2009 with comparable figures for the year 2008

	3 months ended on December 31, 2009	12 months ended on December 31, 2009	3 months ended on December 31, 2008	12 months ended on December 31, 2008
Net profit/loss for the period	**(2 422)**	**(5 966)**	**(15 694)**	**26 112**
Gains/losses on exchange differences on translation	(36)	82	1 093	738
Other embraced income and expensive	0	0	33	33
Other comprehensive income/loss before tax	**(36)**	**82**	**1 126**	**771**
Income tax expense from other comprehensive income	0	0	0	0
Other comprehensive income/loss after tax	**(36)**	**82**	**1 126**	**771**
Total comprehensive income/ loss for the period	**(2 458)**	**(5 884)**	**(14 568)**	**26 883**
Ascribed to:				
Shareholders of the controlling company	(2 438)	(5 207)	(14 177)	27 266
Minority shareholders	(20)	(677)	(391)	(383)
	(2 458)	**(5 884)**	**(14 568)**	**26 883**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months and for 12 months ended on December 31, 2009 with comparable figures for the year 2008

	Capital attributable to equity holders of the Company					
	Share capital	Other capital	Retained earnings	Exchange differences on translating foreign operations	Minority interests	Total
Twelve months ended on December 31, 2008						
Balance as at January 1, 2008	**517 754**	**133 333**	**1 146 243**	**(848)**	**1 824**	**1 798 306**
- profit (loss) for the period	0	0	26 519	0	(407)	**26 112**
- other comprehensive income/loss	0	0	0	747	24	**771**
Total comprehensive income/loss	**0**	**0**	**26 519**	**747**	**(383)**	**26 883**
- dividends	0	0	(18 431)	0	0	**(18 431)**
Balance as at December 31, 2008	**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
Twelve months ended on December 31, 2009						
Balance as at January 1, 2009	**517 754**	**133 333**	**1 154 331**	**(101)**	**1 441**	**1 806 758**
- profit (loss) for the period	0	0	(5 289)	0	(677)	**(5 966)**
- other comprehensive income/loss	0	0	0	82	0	**82**
Total comprehensive income/loss	**0**	**0**	**(5 289)**	**82**	**(677)**	**(5 884)**
- dividends	0	0	0	0	0	**0**
Balance as at December 31, 2009	**517 754**	**133 333**	**1 149 042**	**(19)**	**764**	**1 800 874**
of which: three months ended on December 31, 2009						
Balance as at October 1, 2009	**517 754**	**133 333**	**1 151 444**	**17**	**784**	**1 803 332**
- profit (loss) for the period	0	0	(2 402)	0	(20)	**(2 422)**
- other comprehensive income/loss	0	0	0	(36)	0	**(36)**
Total comprehensive income/loss	**0**	**0**	**(2 402)**	**(36)**	**(20)**	**(2 458)**
dividends	0	0	0	0	0	**0**
Balance as at December 31, 2009	**517 754**	**133 333**	**1 149 042**	**(19)**	**764**	**1 800 874**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

for 3 months and for 12 months ended on December 31, 2009 with comparable figures for the year 2008

	3 months ended on December 31, 2009	12 months ended on December 31, 2009	3 months ended on December 31, 2008	12 months ended on December 31, 2008
OPERATING ACTIVITIES				
Profit before tax*	7 228	12 236	(17 082)	35 642
Adjustments:	**34 423**	**214 461**	**49 436**	**158 235**
Share in net profit /loss of companies consolidated using the equity method of accounting	(913)	25	(833)	(904)
Depreciation and amortization	35 123	166 579	46 623	177 153
(Gain) loss on foreign exchange differences	(135)	539	2 721	2 850
Interests	4 242	21 999	7 271	22 309
Profit/loss on investing activity	(12 038)	(10 938)	(2 315)	(1 752)
Change in receivables	90 660	70 113	57 307	(33 660)
Change in current liabilities, excluding borrowings	(69 545)	(18 964)	(60 514)	(2 584)
Change in provisions	(18 915)	(20 947)	3 707	2 732
Change in inventories	2 740	1 842	3 550	2 242
Other adjustments	3 204	4 213	(8 081)	(10 151)
Cash from operating activities	**41 651**	**226 697**	**32 354**	**193 877**
Income tax paid	(9 036)	(14 844)	(8 445)	(38 530)
Net cash flow from operating activities	**32 615**	**211 853**	**23 909**	**155 347**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	20 426	43 832	18 613	31 819
Proceeds from sale of shares in related entities	0	0	21	152
Proceeds from sale of short-term securities	0	0	0	19 081
Interests received	0	3	39	58
Purchase of property, plant and equipment and intangible assets	(17 250)	(129 759)	(92 174)	(341 911)
Purchase of related entities	(600)	(1 712)	(409)	(3 061)
Purchase of short-term securities	0	0	0	(12 081)
Loans granted to related parties	0	0	0	(500)
Other investing cash flow	0	(11)	0	0
Net cash flow from investing activities	**2 576**	**(87 647)**	**(73 910)**	**(306 443)**
FINANCING ACTIVITIES				
Proceeds from borrowings	3 978	8 495	95 000	220 344
Other financial income	0	0	33	33
Repayment of borrowings	(96 419)	(107 897)	(41 582)	(68 620)
Interest payment	(5 863)	(26 335)	(9 282)	(19 494)
Dividends paid to Shareholders	0	0	0	(18 431)
Financial lease payments	(880)	(2 777)	(785)	(2 841)
Other financial cash flow	0	0	(58)	(509)
Net cash flow from financing activities	**(99 184)**	**(128 514)**	**43 326**	**110 482**
Change in cash and cash equivalents	**(63 993)**	**(4 308)**	**(6 675)**	**(40 614)**
Cash and cash equivalents at the beginning of period	**125 423**	**65 738**	**72 413**	**106 352**
Cash and cash equivalents at the end of period**	**61 430**	**61 430**	**65 738**	**65 738**
of which those with restricted availability	0	0	97	97

* total with the discontinued operations (see: point 8 of the notes to the consolidated financial statements)

** total with the amount presented in assets classified as held for sale (see: point 5.5 of the notes to the consolidated financial statements)

NOTES
TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS GROUP
AS AT DECEMBER 31, 2009 AND FOR 3 AND 12 MONTHS ENDED ON DECEMBER 31, 2009

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 Street is registered in the District Court for the Capital City of Warsaw, XII Business Department, with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z.
Orbis S.A. is Poland's largest hotel company that employs 3 thousand persons (average employment level in full-time jobs) and operates a network of 40 hotels (8 165 rooms) in 26 major cities, towns and resorts in Poland. Orbis S.A. manages two other hotels. Company hotels function under the following brands: Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels. Additionally, the Company owns eight Etap-branded hotels and one Mercure hotel, operated by its subsidiary Hekon Hotele Ekonomiczne S.A.
Orbis S.A. leads the Orbis Group formed of companies from the hotel, transport and other sectors.

The complete list of companies is published in point 3.1 of this report. Changes in the Orbis Group structure that have occurred since the publication of last financial statements are presented in point 3.2 of this report.

These condensed consolidated interim financial statements have been **prepared as at December 31, 2009 and for 3 and 12 months ended December 31, 2009.**

The presented condensed interim consolidated financial statements are in compliance with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including International Accounting Standard 34 "Interim Financial Reporting".

The principal accounting policies applied in the preparation of the consolidated financial statements are set out in note 2.1 to the annual consolidated financial statements for 2008, and did not undergo any substantial modifications, except for changes resulting from amendments of regulations, discussed in note 1.2 to the condensed consolidated interim financial statements of the Orbis Group for the semi-annual period of 2009. The accounting policies have been consistently applied to all the years presented in the financial statements. Any possible changes as compared to the figures presented previously are disclosed in point 12 of these financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and the Group companies will continue as a going concern in the foreseeable future. The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

- In October 2009 a correction of projected financial results EBITDA of the Orbis Hotel Group was published (see: current report no. 25/2009).
- In view of the shareholders' request to focus on the hotel operations, i.e. the core business of the company, and in response to present economic conditions that are unfavorable for travel agencies, the Supervisory Board of Orbis S.A. granted its consent for the Management Board of Orbis S.A. to take actions aimed at disposal of shares held in PBP Orbis Sp. z o.o. (see: point 5.5 of the report).
- Orbis S.A. sold hotel properties in Olsztyn and Nowy Sącz.
- Orbis S.A. signed an annex to the fixed-term loans agreement with the syndicate of banks that finance the investment loan (see: current report no. 5/2010).

Jean-Philippe Savoye, President of Orbis S.A., comments:

The fourth quarter saw a substantial change in the Orbis Group. A decision was taken to increase concentration on the hotel business, thus entailing entry into negotiations concerning the sale of shares in PBP Orbis, well-known under the „Orbis Travel" brand. The transaction was executed after the balance sheet date, i.e. on January 6, 2010. This will allow to eliminate the impact of the tourist segment that has been incurring losses in preceding quarters from the Group's performance, simplify the operation of the Group and add to its identification with the core business, i.e. hotels.

At the Group level, the entire year closed with sales of PLN 854 million, i.e. by nearly 9% less than in the past year. These figures do not include results of discontinued operations in the tourist segment. The decline in sales is attributable predominantly to a slowdown in the hotel sector caused by limited number of foreign tourists as well as by lowered demand among domestic customers. The Group reported a net profit on continued operations in the amount of PLN 26,8 million that was, however, encumbered with a loss on discontinued operations, thus resulting in the net loss for the period nearing PLN 6 million.

In the Hotel Group, in the fourth quarter sales amounted to nearly PLN 158 million, which translates into a fall by 15% as compared to the past year. Just about 1/3 of the change was brought about by the statistical effect of exceptionally good performance of the Poznań market in December 2008 connected with the United Nations Climate Change Conference. During the entire 12-month period, the Group generated sales of almost PLN 695 million which, coupled with an active savings program, resulted in the adjusted EBITDA of PLN 179 million, i.e. slightly below the level of PLN 180 million projected in October.

Orbis Transport focuses increasingly on the short-term and long-term car rentals under the Hertz license, all while restructuring the international transport segment. These measures allowed the company to boost its annual EBITDA (reaching almost PLN 40 million) and generate a net profit. On the other hand, PBP Orbis produced negative figures and the fourth quarter was the last quarter of its full consolidation in the results of the Orbis Group. The tourist segment noted a significant decrease in sales in the fourth quarter, brought about by a crisis in the outgoing traffic segment related to an unfavorable PLN/EUR rate of exchange and pessimistic consumer moods.

Another important event that occurred in Orbis S.A. in the fourth quarter was rescheduling of payment of pension and jubilee benefits that allowed to save PLN 15 million.
On February 23, 2010 the Management Board of Orbis S.A. executed an agreement with the syndicate of banks financing the investment credit facility (current report no. 5/2010). Pursuant to the agreement, credit facility covenants were set at new, more favorable levels and repayment dates, fixed in 2005, remained unchanged. Also, as shown on the attached balance sheet, the requirements of accounting standards (IAS 1) obligated the Company to reclassify these liabilities from non-current liabilities to current liabilities as at December 31, 2009. Owing to the agreement, PLN 188 million will be transferred back to non-current liabilities in the financial statements for the first quarter of 2010.
Present macroeconomic environment and incessantly low demand for hotel services induce the Management Board of the Company to adopt a conservative approach when assessing incoming months. We do not expect the hotel market to recover before the third quarter of 2010. We will continue the savings scheme and proceed with a limited investment program, focusing on the most crucial needs of the hotels. These measures, along with higher concentration on the hotel business and solid funding, will allow us to create good foundations for the development of the Group in successive years.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2 Factors significant for the development of the group

2.2.1 External factors

Economic growth. The level and rate of growth of the GDP is the basic factor determining demand in the hotel sector. According to preliminary projections of the government, the growth in the gross domestic product in the fourth quarter of 2009 stood at approx. 3.0% against the same level of growth reported in the fourth quarter of 2008 (*Parkiet*: "Chance for a 3-percent GDP growth in the fourth quarter" dated January 22, 2010).

Currency rates. The EUR/PLN exchange rate exerts a substantial impact on the demand in the tourist & hotel business and the Rent a Car segment. According to data of the National Bank of Poland, in the fourth quarter of 2009 the average EUR/PLN rate stood at PLN 4.1778 and was higher than the average EUR/PLN rate in the fourth quarter of 2008 by 10.68%. However, the Polish currency strengthened slightly against the Euro during the entire year 2009. A weaker Polish zloty renders Polish hotels more attractive for foreigners as well as pushes up sales in the Rent a Car business, all while curbing demand in the outgoing traffic segment.

Tourist traffic – The Institute of Tourism published estimated figures on the tourist traffic during three quarters of 2009. In the first three quarters of 2009, 40.74 million foreigners came to visit Poland (by 13% less than in the corresponding period of 2008). The number of tourist arrivals in this period is estimated at 9.1 million (by 11% less than in three quarters of 2008). During three quarters of 2009, the structure of purposes of stays in Poland did not change, and is invariably dominated by business and leisure trips.

2.2.2 Internal factors

INVESTMENT PROGRAM OF THE GROUP

The **Orbis Group** invested **PLN 139 809 thousand** during 12 months of 2009.

Name of the entity	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Orbis Hotel Group*	92 811	263 907	-64,83%
Orbis Transport Group	45 962	73 020	-37,06%
PBP Orbis Sp. z o.o.	1 036	1 482	-30,09%
Orbis Group	**139 809**	**338 409**	**-58,69%**

* in the Orbis Hotel Group presented figures include prepayments for investments

During 12 months of 2009, the **Orbis Hotel Group** expended **PLN 92 811 thousand** (of which PLN 66 323 thousand spent by Orbis S.A.) on property, plant and equipment.

Investing activities of the Orbis Hotel Group in 2009 focused on completion of works related to the construction of the Etap hotel in Toruń and the Ibis hotel in Kielce and on their openings. Also, comprehensive modernization works were carried out in the Mercure Hevelius in Gdańsk and the Skalny hotel in Karpacz. Following completion of renovation works, the latter was incorporated into the Mercure brand on September 1, 2009. During the last quarter of the year modernization of the 9th floor of the Mercure Grand hotel in Warsaw started. The works were undertaken to create modern banquet and conference spaces.

Works in the remaining establishments were of a smaller-scale and comprised works necessary to maintain the standard. As regards IT, the project of the automatic reservation system of the ACCOR network (TARS) was continued. In the period under analysis measures were also taken to enhance the fire safety level in selected hotels, i.e. the fire alarm signaling system was modernized and the sound warning system installed.

During four quarters of 2009, capital expenditure in the **Orbis Transport Group** amounted to **PLN 45 962 thousand,** of which PLN 43 756 thousand was earmarked for the purchase of vehicles for the long-term and short-term rental business of the parent company. The remaining amount was designated, among others, for the purchase of coaches for the transport business, IT licenses and computer software.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Capital expenditure in **PBP Orbis Sp. z o.o.** amounted to **PLN 1 036 thousand** during four quarters of 2009 and was designated for necessary replacement of computer hardware (stationary and portable computers, printers and servers).

EMPLOYMENT

The average employment in the Orbis Group as at the end of December 2009 was **4 894** full-time jobs and was by 4.26% lower as compared to the same period in the past year. The most substantial reduction in employment was reported by Orbis, while the level of employment went up on the year-to-year basis in Hekon-Hotele Ekonomiczne as a result of opening of new hotels.

Average employment in the Orbis Group (in full-time jobs)

Name of the entity	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Orbis Hotel Group	3 680	3 831	-3,94%
Orbis Transport Group	841	861	-2,32%
PBP Orbis Sp. z o.o.	373	420	-11,19%
Orbis Group	**4 894**	**5 112**	**-4,26%**

2.2.3 Prospects for the forthcoming quarters

Economic situation in Poland. At the beginning of the current year economists came up with numerous projections concerning development of our economy in 2010. The majority of them are optimistic about economic development in the first half of 2010. Uncertain performance during the second half of the year will depend on the situation abroad. If governments and central banks of major economies depart from the so-called stimulating packages, we have to take into account that the economic growth in the West may be lower and, consequently, Polish economy may slow down. However, some economists are of the opinion that Polish economy will develop dynamically in 2010 owing to stable consumption, supported by loans and increased optimism resulting, among others, from faster growth in salaries. Similarly optimistic are projections of economic growth in 2010, with figures ranging from 2.4% according to economists surveyed by the *Rzeczpospolita* daily, up to 3-4% according to outgoing members of the Monetary Policy Council. (*Rzeczpospolita* daily, „The year 2010, i.e. slow recovery" of January 4, 2010). Favorable economic tendencies are reflected in the services business with a certain delay, hence performance of the hotel industry is expected to pick up in the second half of 2010.

Tourist traffic. The global economic crisis, further deepened by uncertainty surrounding the A/H1N1 flu pandemic, turned the year 2009 into one of the most tough periods for the tourist sector. The Polish tourist market contracted drastically as compared to 2008. According to preliminary figures of the Institute of Tourism, the number of foreigners who came to Poland in 2009 stood at 54 million (by 10% less than in 2008), including nearly 11.8 million tourists (decline by 8% against 2008). In the Polish hotel & tourist sector, the year 2010 is anybody's guess for existing hotels, particularly 4-star and 5-star establishments for which business guests represent the most important group of clients. Many of them have refrained from traveling in view of uncertain economic conditions. Quite frequent are opinions that in the first half of 2010 the decline in the number of corporate meetings and conferences organized in hotels will further deepen. Gradual appreciation of the Polish zloty may represent an additional problem for hotels oriented towards business clients. However, improving conditions of the Polish economy will, over a longer span of time, commence to support the hotel & tourist industry. On the other hand, the fact that the dramatic fall in the number of tourists has been restrained proves advantageous for the industry (*Rzeczpospolita* daily „Hotels won't have more guests before the second half of the year" of January 19, 2010).

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with publication of the financial statements for the fourth quarter of 2009, the Management Board of Orbis S.A. comments on the 2009 EBITDA projected for the Orbis Hotel Group composed of Orbis S.A., Hekon – Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o. The updated projection, disclosed in the current report no. 25/2009, provides for attainment of the aggregate 2009 EBITDA for the Orbis Hotel Group of PLN 180 million. The EBITDA result, net of one-off events, generated during 12 months of 2009 amounts to **PLN 179 million** (see: point 4.1).

3. COMPANIES FORMING THE GROUP

3.1 Companies forming the group and its affiliates as at December 31, 2009

Subsidiaries: name and address	% share in equity	% of votes at the GM	core business
Hekon Hotele Ekonomiczne S.A.	directly 100%	directly 100%	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100%	directly 100%	hotel, food&beverage
Orbis Travel Incoming Sp. z o.o.	directly 100%	directly 100%	tourism, transport, hotel, food&beverage
Orbis Travel Sp. z o.o.	directly 100%	directly 100%	tourism, transport, hotel, food&beverage
Orbis Travel Corporate Sp. z o.o.	directly 100%	directly 100%	tourism, transport, hotel, food&beverage
Orbis Transport Sp. z o.o.	directly 98,88%; indirectly 0,17%	directly 98,88%; indirectly 0,17%	transport
PBP Orbis Sp. z o.o.	directly 95,08%	directly 95,08%	tourism
Orbis Kontrakty Sp. z o.o.	directly 80%; indirectly 20%	directly 80%; indirectly 20%	organization of purchases
UAB Hekon	indirectly 100%	indirectly 100%	hotel, food&beverage
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport
PKS Gdańsk Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	transport
Inter Bus Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	coach transport
Capital Parking Sp. z o.o.	indirectly 99,05%	indirectly 99,05%	rental of parking lots
PMKS Sp. z o.o.	indirectly 70,82%	indirectly 70,82%	city transport

Associates: name and address	% share in equity	% of votes at the GM	core business
Orbis Casino Sp. z o.o.	directly 33,33%	directly 33,33%	games & gambling

In terms of the organizational structure, the Orbis Hotel Group is composed of the parent company Orbis S.A. and its subsidiaries Hekon – Hotele Ekonomiczne S.A., Orbis Kontrakty Sp. z o.o. and UAB Hekon. Orbis Transport Sp. z o.o. leads the Orbis Transport Group that embraces: Capital Parking Sp. z o.o, Inter Bus Sp. z o.o, PKS Gdańsk Sp. z o.o., PKS Tarnobrzeg Sp. z o.o. and PMKS Sp. z o.o.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments

No changes occurred in the Group's structure in the fourth quarter of 2009.

By virtue of resolution dated December 17, 2009 the Supervisory Board of Orbis S.A. granted its consent for the Management Board of Orbis S.A. to take actions aimed at disposal of shares held in PBP Orbis Sp. z o.o. (see: point 13 of the report).

Other events:

In October 2009, the companies Orbis Travel Incoming Sp. z o.o. and Orbis Travel Sp. z o.o. were entered in the National Court Register, while the third company, Orbis Travel Corporate Sp. z o.o., was registered in November 2009. These companies don't commence their operations.

3.3 Companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and net revenues of the Group are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	% share in equity	% share in the Group's net revenues	% share in the Group's balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100,00%	0,21%	0,18%
PMKS Sp. z o.o.	70,82%	0,50%	0,20%
TOTAL		0,71%	0,38%

Furthermore, the companies listed in point 3.2 of the report (other events) that did not commence their operations in 2009 are also eliminated from consolidation.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the Orbis Group

	3 months ended Dec. 31, 2009	3 months ended Dec. 31, 2008	% change 2009/2008	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Net sales of products, merchandise and raw materials	194 890	225 188	-13,45%	853 972	937 704	-8,93%
*% share in total revenues**	92,00%	99,00%		97,22%	99,09%	
Cost of products, merchandise and raw materials sold	(154 562)	(178 349)	-13,34%	(644 458)	(684 065)	-5,79%
Distribution & marketing expenses	(10 059)	(13 797)	-27,09%	(42 223)	(48 430)	-12,82%
Overheads & administrative	(14 706)	(36 453)	-59,66%	(105 963)	(136 405)	-22,32%
*% share in total costs***	95,18%	91,70%		95,28%	95,13%	
Profit/loss on sales	**15 563**	**(3 411)**	-	**61 328**	**68 804**	-10,87%
Other operating income	16 945	2 273	645,49%	24 420	8 635	182,80%
Other operating expenses	(5 072)	(10 583)	-52,07%	(16 898)	(18 957)	-10,86%
Revaluation of non-financial non-current assets	(2 874)	10 035	-	(2 874)	10 035	-
Operating profit/loss - EBIT	**24 562**	**(1 686)**	-	**65 976**	**68 517**	-3,71%
Finance expenses	(4 010)	(10 109)	-60,33%	(22 409)	(25 482)	-12,06%
Share of net profits/losses of associates	913	833	9,60%	(25)	904	-
Profit/loss before tax	**21 465**	**(10 962)**	-	**43 542**	**43 939**	**-0,90%**
Income tax	(8 780)	240	-	(16 726)	(10 933)	52,99%
Net profit/loss on continued operations	**12 685**	**(10 722)**	-	**26 816**	**33 006**	-18,75%
Loss on discontinued operations	(15 107)	(4 972)	203,84%	(32 782)	(6 894)	-
Net profit/loss for the period	**(2 422)**	**(15 694)**	**-84,57%**	**(5 966)**	**26 112**	**-**
EBITDA on continued operations	**59 123**	**44 231**	33,67%	**230 054**	**242 826**	-5,26%
EBITDA margin (EBITDA/Revenues) on continued operations	30,34%	19,64%	10,70pp	26,94%	25,90%	1,04pp
Other comprehensive income/loss after tax	(36)	1 126	-	82	771	-89,36%
Comprehensive income/loss for the period	**(2 458)**	**(14 568)**	**-83,13%**	**(5 884)**	**26 883**	**-**

* Total revenues mean the sum of sales as well as other operating and finance income.
** Total costs mean the sum of cost of products, merchandise and raw materials sold, distribution & marketing expenses, overheads & administrative expenses as well as other operating and finance expenses.

The fourth quarter of 2009 was marked by continued effects of the economic crisis. Despite improved moods among enterprises, no growth in sales was reported by the hotel services segment yet. Hence, the Orbis Hotel Group closed the analyzed period with a decline in sales compared on the year-to-year basis.

The economic slowdown brought about a fall in sales in the short-term rental and coach transport segments. However, the growth in the long-term rentals segment is attributable to the fact that the total number of vehicles utilized in this line of business was maintained at a higher level than in the fourth quarter of 2008.

In the fourth quarter of 2009, all the companies forming the Orbis Group continued the cost curbing program, which produced measurable effects, evident already at the level of the result on sales. Additionally, Orbis S.A. released part of actuarial provisions as their former amounts were no longer justified owing to changes in the collective labor agreement. The release considerably reduced staff costs of the fourth quarter. This item of the income statement compared on the year-to-year basis, the downwards trend in staff costs is attributable predominantly to a limited scale

(all amounts are quoted in PLN thousand, unless otherwise stated)

of provided services. Consequently, Orbis S.A. posted lower fees for affiliation with hotel systems as the amount of the fees depends on the level of sales.

In the fourth quarter of 2009, other operating income went up significantly as compared to the corresponding period of 2008 due to the profit on sale of two hotels (Beskid and Olsztyn) of PLN 12 million posted by Orbis S.A. in the current quarter. During the same period, other operating expenses went down, which is attributable to provisions for termination benefits related to employment restructuring in Orbis S.A. that in 2008 were posted in the fourth quarter, while in 2009 in the third quarter. On the year-to-date basis, this item decreased slightly as at the end of 2009 as compared to 2008.

As a result of a considerable decrease in operating expenses in all the companies, coupled with the sale of hotels by Orbis S.A., in the fourth quarter of 2009 the Orbis Group generated operating profit **(EBIT) of PLN 24 562 thousand**.

The Group did not report any finance income, whereas its finance expenses, comprising mainly interest on borrowings, reported a decline in the fourth quarter of 2009 as compared to the corresponding period of 2008.

In the setting of all the above described factors, in the fourth quarter of 2009 the Group generated **a net profit on continued operations** of **PLN 12 685 thousand.**

The entire **result on discontinued operations** concerns PBP Orbis Sp. z o.o. (see: point 8 of the report). Throughout the year 2009 the company's operating performance was worse than in 2008. This is an effect of the global economic crisis that has particularly affected the tourist business. PBP Orbis Sp. z o.o. reported falls in sales in all of its business segments.

In the fourth quarter of 2009, the result on discontinued operations included, the Orbis Group reported a **net loss** of **PLN 2 422 thousand.**

Results of the entities forming the Orbis Group

Name of the entity	3 months ended Dec. 31, 2009	3 months ended Dec. 31, 2008	% change 2009/2008	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
	Orbis Hotel Group					
Net sales	157 805	186 224	-15,26%	694 577	772 967	-10,14%
EBIT	13 675	3 967	244,72%	33 772	74 046	-54,39%
EBITDA	40 426	41 166	-1,80%	165 076	215 542	-23,41%
Adjusted EBITDA	39 784	31 131	27,80%	178 936	205 507	-12,93%
Net profit/loss	3 339	(2 560)	-	4 010	43 614	-90,81%
	Orbis Transport Group					
Net sales	37 982	40 419	-6,03%	163 760	170 788	-4,12%
EBIT	(360)	(4 979)	-92,77%	6 717	(4 540)	-
EBITDA	7 457	3 927	89,89%	39 553	28 509	38,74%
Net profit/loss	(1 117)	(9 010)	-87,60%	232	(13 129)	-

EBIT stands for operating profit (loss).

EBITDA stands for operating profit (loss) before depreciation and amortization

Adjusted EBITDA stands for EBITDA after elimination of one-off events (in this case: revaluation of financial non-current assets and sale of real property)

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.2 Operating results of the Orbis Hotel Group

Operating ratios of the Orbis Hotel Group in the fourth quarter of 2009*

	3 months ended Dec. 31, 2009	3 months ended Dec. 31, 2008	% change 2009/2008	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Occupancy rate	43,70%	47,90%	-4,20pp	47,30%	53,70%	-6,40pp
Average Room Rate (ARR) in PLN (net of VAT)	211,3	241,0	-12,32%	225,0	233,3	-3,56%
Revenue per Available Room (RevPAR) in PLN	92,4	115,4	-19,93%	106,5	125,3	-15,00%
Number of roomnights sold	453 902	481 005	-5,63%	1 940 531	2 107 478	-7,92%
Number of rooms	11 181	11 002	1,63%	11 181	11 002	1,63%
% structure of roomnights sold			**change in % points**			**change in % points**
Domestic	54%	51%	3,00pp	50%	47%	3,00pp
Foreigners	46%	49%	-3,00pp	50%	53%	-3,00pp
Business clients	64%	72%	-8,00pp	61%	66%	-5,00pp
Tourists	36%	28%	8,00pp	39%	34%	5,00pp

*

The table presents results of Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon.

In the fourth quarter of 2009, the Hotel Group reported a decline in all the operating ratios as compared to the corresponding period of 2008. The fall is a result of the financial crisis that has prevailed in Poland and around the year for over a year, bringing about a dramatic reduction in the number of tourists who come to visit this country as well as a fall in the number of business trips in Poland. Aiming to support sinking occupancy rate, the Orbis Group launched various promotions and applied discounts in its price offer, which decreased the Average Room Rate. The discount policy was reflected in the structure of hotel guests in the current quarter (domestic outnumbered foreigners) As at the end of the fourth quarter of 2009, the Hotel Group reported a growth in the number of rooms as compared to the corresponding period of 2008. This decrease is attributable to the opening of one Ibis hotel (in the second quarter), one Etap hotel (in the third quarter) and full opening of the Mercure Grand hotel to guests, coupled with discontinued operations of the Grand hotel in Łódź (in the fourth quarter). This is one of the factors that reduce the Revenue per Available Room.

4.3 Operating results of the Orbis Transport Group

	3 months ended Dec. 31, 2009	3 months ended Dec. 31, 2008	% change 2009/2008	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Number of passangers carried by Orbis Transport Group coaches	872 507	970 863	-10,13%	3 745 515	4 075 698	-8,10%
Mileage of Orbis Transport Group coaches	5 765 000	5 663 323	1,80%	23 451 822	27 706 277	-15,36%
Number of rental car/days in Hertz RaC	12 945	15 384	-15,85%	52 840	66 969	-21,10%
Number of cars leased in Hertz Lease (new agreements)	181	275	-34,18%	568	894	-36,47%

The Orbis Transport Group reported a decline in the operating performance of the coach transport segment compared on the year-to-year basis. The downwards trend in the number of carried passengers and the mileage prevailed in the Group throughout the entire year 2009 and related to several measures, described in preceding reports, taken to improve profitability in this segment. The number of car/days sold in the RaC business was lower both in the fourth quarter of 2009 and in the entire 2009 ytd as compared to the corresponding periods of 2008. This segment also suffered from the effects of the economic crisis in connection with drastic curbing of current expenses by business operators. Restrictions in the area of investments and purchases introduced in numerous companies exerted a disadvantageous impact on the number of ordered cars and new lease agreements. Nevertheless, in 2009 the Hertz Lease segment generated revenues from rental services nearing the figure reported in 2008, predominantly because the total number of agreements (new agreements and agreements executed in preceding periods) was maintained at the same level as in 2008.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.4 Segment revenue and segment result for individual business segments

The following net sales revenue, costs and results of segments are calculated based on the value before consolidation adjustments in accordance with IAS 14.

	3 months ended Dec.31,2009	3 months ended Dec.31,2008	% change 2009/2008	3 months ended Dec.31,2009	3 months ended Dec.31,2008	% change 2009/2008	3 months ended Dec.31,2009	3 months ended Dec.31,2008	% change 2009/2008
	Sales revenue - external clients			Inter-segment sales revenue			Total sales revenue		
Hotels & Restaurants*	157 179	184 912	-15,00%	156	630	-75,24%	157 335	185 542	-15,20%
Transport	37 240	39 594	-5,95%	742	1 506	-50,73%	37 982	41 100	-7,59%
Segment - total	194 419	224 506	-13,40%	898	2 136	-57,96%	195 317	226 642	-13,82%
Unallocated activities	471	682	-30,94%	(898)	(2 136)	57,96%	(427)	(1 454)	70,63%
Continued operations - total	194 890	225 188	-13,45%	0	0	0,00%	194 890	225 188	-13,45%
Discontinued operations***	25 608	41 374	-38,11%	0	0	0,00%	25 608	41 374	-38,11%
Group - total	220 498	266 562	-17,28%	0	0	0,00%	220 498	266 562	-17,28%

	12 months ended Dec.31,2009	12 months ended Dec.31,2008	% change 2009/2008	12 months ended Dec.31,2009	12 months ended Dec.31,2008	% change 2009/2008	12 months ended Dec.31,2009	12 months ended Dec.31,2008	% change 2009/2008
	Sales revenue - external clients			Inter-segment sales revenue			Total sales revenue		
Hotels & Restaurants*	690 105	767 163	-10,04%	1 115	2 524	-55,82%	691 220	769 687	-10,19%
Transport	160 509	167 261	-4,04%	3 251	4 208	-22,74%	163 760	171 469	-4,50%
Segment - total	850 614	934 424	-8,97%	4 366	6 732	-35,15%	854 980	941 156	-9,16%
Unallocated activities	3 358	3 280	2,38%	(4 366)	(6 732)	35,15%	(1 008)	(3 452)	70,80%
Continued operations - total	853 972	937 704		0	0	0,00%	853 972	937 704	-8,93%
Discontinued operations***	167 990	258 023	-34,89%	0	0	0,00%	167 990	258 023	-34,89%
Group - total	1 021 962	1 195 727	-14,53%	0	0	0,00%	1 021 962	1 195 727	-14,53%

	3 months ended Dec.31,2009	3 months ended Dec.31,2008	% change 2009/2008	12 months ended Dec.31,2009	12 months ended Dec.31,2008	% change 2009/2008
	Segment result			Segment result		
Hotels & Restaurants*	26 634	37 004	-28,02%	155 520	208 233	-25,31%
Transport	4 494	(117)	-	20 620	11 719	75,95%
Segment - total	31 128	36 887	-15,61%	176 140	219 952	-19,92%
Unallocated activities	(18 443)	(47 609)	61,26%	(149 324)	(186 946)	20,12%
Continued operations - total	12 685	(10 722)	-	26 816	33 006	-18,75%
Discontinued operations***	(15 107)	(4 972)	-203,84%	(32 782)	(6 894)	-375,51%
Group - total	(2 422)	(15 694)	84,57%	(5 966)	26 112	-

* Revenue of the „Hotels & Restaurants" segment does not include: revenue from rental of investment property and sale of trademarks, presented in the sales of the Orbis Hotel Group (point 4.1 of this report).

** The result of the „Hotels & Restaurants" segment includes revenue and cost of products, merchandise and raw materials sold, less the result on rental of investment property and sale of trademarks, and the distribution & marketing expenses of the Hotel Group.

*** Revenue and result on discontinued operations concern PBP Orbis Sp. z o.o. (see: point 8 of the report).

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.5 Seasonality or cyclicality of operations

Sales of the Orbis Group throughout the year are plagued by seasonality. Usually, major value of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to sales volume, while the fourth quarter is ranked as the third, and the first quarter as the last, in terms of sales. The same cycle of input contributed by individual quarters of the year to annual sales is observed in all business segments.

Below we present sales generated in respective business segments over the span of two years.

	Hotels & Restaurants		Transport		Segments - total	
	Sales of products, merchandise and raw materials	Sales - % share during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share during the last 4 quarters
I quarter 2008	161 792	21,0%	39 970	15,7%	201 762	17,4%
II quarter 2008	221 912	28,4%	44 152	18,4%	266 064	24,0%
III quarter 2008	200 441	26,1%	46 247	26,1%	246 688	25,0%
IV quarter 2008	185 542	24,1%	41 100	24,0%	226 642	24,1%
I quarter 2009	146 984	19,5%	39 808	23,2%	186 792	20,2%
II quarter 2009	191 942	26,5%	41 221	24,5%	233 163	26,1%
III quarter 2009	194 959	27,1%	44 749	26,8%	239 708	27,0%
IV quarter 2009	157 335	22,8%	37 982	23,2%	195 317	22,8%

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. STATEMENT OF FINANCIAL POSITION OF THE GROUP

	As at Dec.31, 2009	As at Sept 30, 2009	% change in 3 months ended Dec. 31, 2009	As at Dec.31, 2008	% change in 12 months ended Dec. 31, 2009
Non-current assets	2 187 520	2 223 000	-1,60%	2 252 073	-2,87%
% share in the balance sheet total	*92,87%*	*88,25%*		*90,23%*	
Current assets	127 331	292 664	-56,49%	238 724	-46,66%
% share in the balance sheet total	*5,41%*	*11,62%*		*9,56%*	
Assets classified as held for sale	40 711	3 422	1089,68%	5 240	676,93%
% share in the balance sheet total	*1,73%*	*0,14%*		*0,21%*	
TOTAL ASSETS	**2 355 562**	**2 519 086**	**-6,49%**	**2 496 037**	**-5,63%**
Equity attributable to the parent company	1 800 110	1 802 548	-0,14%	1 805 317	-0,29%
% share in the balance sheet total	*76,42%*	*71,56%*		*72,33%*	
Minority interest	764	784	-2,55%	1 441	-46,98%
% share in the balance sheet total	*0,03%*	*0,03%*		*0,06%*	
Non-current liabilities	110 544	380 355	-70,94%	374 436	-70,48%
of which: borrowings	22 964	283 668	-91,90%	283 567	-91,90%
% share in the balance sheet total	*4,69%*	*15,10%*		*15,00%*	
Current liabilities	412 398	335 399	22,96%	314 843	30,99%
of which: borrowings	296 876	141 191	110,27%	150 156	97,71%
% share in the balance sheet total	*17,51%*	*13,31%*		*12,61%*	
Liabilities associated with assets classified as held for sale	31 746	0	-	0	-
% share in the balance sheet total	*1,35%*		*0,00%*		*0,00%*
TOTAL EQUITY AND LIABILITIES	**2 355 562**	**2 519 086**	**-6,49%**	**2 496 037**	**-5,63%**
Ratio of borrowings to total equity attributable to the parent company	17,77%	23,57%	-5,80pp	24,02%	-6,25pp
Debt ratio (total liabilities/total assets ratio)	22,20%	28,41%	-6,21pp	27,61%	-5,41pp

5.1 Non-current assets

Non-current assets are dominated by **Property, plant and equipment**, with the most significant items including: hotel buildings as well as land and rights to perpetual usufruct of land. In the entire year 2009, the value of this item remained at a more or less the same level, which is predominantly a consequence of regularly accrued depreciation, accompanied by expenditure on tangible assets that, in view of reduced scale of investments, was lower as compared to 2008.

5.2 Current assets

In the last quarter of 2009, the essential change was reported in **Cash and cash equivalents.** The decline in this item results predominantly from repayment of a successive installment of the investment loan in the parent company, Orbis S.A. As at the end of 2009, the most sizeable decline occurred in **Other current receivables** as compared to the balance of this item as at the end of the past year, which is attributable to the refunded VAT, including to Orbis S.A.

5.3 Non-current liabilities

The most significant changes of the fourth quarter of 2009 occurred in the **Borrowings** item and related to reclassification of the investment loan of PLN 282 million to current liabilities by Orbis S.A., accompanied by an increase in this item by PLN 21 million in Orbis Transport Sp. z o.o. as a result of the date of repayment of the overdraft facility being extended by over a year. The entire loan is presented by Orbis S.A. under current liabilities on

(all amounts are quoted in PLN thousand, unless otherwise stated)

a temporary basis and in this report only. By virtue of requirements of accounting standards (IAS 1), Orbis S.A. was obligated to reclassify these borrowings from non-current to current liabilities as at December 31, 2009 in connection with high likelihood of breaching the terms of the Loan Agreement. As at the day of publication of the report, the Company has executed an agreement with the syndicate of banks that finance the investment loan. Pursuant to this agreement the amount of PLN 188 million will be disclosed under non-current liabilities in the financial statements for the first quarter of 2010 (see: point 13 of the report). During the 3-month period the **Provision for pension and similar benefits** reported a substantial drop brought about by reversal the part of actuarial provisions in Orbis S.A. as a result of changes in the Collective Labor Agreement.

5.4 Current liabilities

The current liabilities item is dominated by **Borrowings**. The growth in this item in the last quarter of 2009 is an outcome of transactions described in the section on non-current borrowings, coupled with a repayment of a loan installment of PLN 94 million by Orbis S.A. The reason for presentation of the entire loan under current liabilities by Orbis S.A. is described in point 5.3 of the report. The other reason for the change in this item relates to decreased amount of the overdraft facility in Orbis Transport Sp. z o.o.

5.5 Assets classified as held for sale and associated liabilities

By virtue of resolution dated December 17, 2009 the Supervisory Board of Orbis S.A. granted its consent for the Management Board of Orbis S.A. to take actions aimed at disposal of shares held in PBP Orbis Sp. z o.o. As at December 31, 2009, these actions were advanced to the extent that meets the criteria set out in IFRS 5 providing that assets classified as held for sale along with associated liabilities form a Disposal Group.

The following items form the Disposal Group PBP Orbis Sp. z o.o.:

NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE

	As at Dec. 31, 2009
Non-current assets	13 615
Current assets	20 857
of which:	
- trade receivables	15 397
- other current receivables	2 151
- cash and cash equivalents	1 675
Assets classified as held for sale	84
Total assets classified as held for sale	**34 556**

LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

	As at Dec. 31, 2009
Non-current liabilities	2 050
of which:	
- provision for pension and similar benefits	1 339
Current liabilities	29 696
of which:	
- borrowings	10 859
- trade payables	8 503
- other current liabilities	8 909
- provision for pension and similar benefits	440
- provisions for liabilities	985
Total liabilities associated with assets classified as held for sale	31 746

Additionally, Assets classified as held for sale include means of transport of Orbis Transport Sp. z o.o. withdrawn from use in the short-term and long-term rental operations, with the value amounting to PLN 6 155 thousand.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.6 Borrowings

Creditor		amount of borrowing outstanding as at the balance sheet date, i.e. Dec. 31, 2009		curernt borrowings	non-current borrowings	
		PLN	CHF		maturity 1-3 years	maturity above 3 years
Fixed-Term Loans Agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)		282 755		282 755	0	0
Societe Generale S.A.	overdraft	11 121		0	11 121	0
Societe Generale S.A.	working capital loan (CHF)	11 843	4 281	0	11 843	0
Kredyt Bank SA	overdraft	12 871		12 871	0	0
Kredyt Bank SA	investment loan	625		625	0	0
Kredyt Bank SA	investment loan	625		625	0	0
Societe Generale S.A.	overdraft*	10 859		10 859	0	0
TOTAL:		**330 699**	**4 281**	**307 735**	**22 964**	**0**

* Presented under liabilities associated with assets classified as held for sale (see: point 5.5 of the report).

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.7 Changes in estimates of amounts

Major estimates of amounts	As at Dec. 31, 2009 (change in 3 months of 2009)	As at Sept. 30, 2009 (change in 9 months of 2009)	% change in 3 months ended Dec. 31, 2009	As at Dec. 31, 2008 (change in 3 months of 2008)	% change in 12 months ended Dec. 31, 2009
DEFERRED INCOME TAX LIABILITY AND ASSETS*					
1. Deferred income tax liability	52 615	47 428	10,94%	52 556	0,11%
2. Deferred income tax assets	11	4 293	-99,74%	1 145	-99,04%
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement benefits	**25 706**	**43 096**	**-40,35%**	**43 184**	**-40,47%**
opening balance	43 096	43 184		42 261	
- created	0	4 491		1 838	
- used	(723)	(4 579)		(915)	
- released	(14 888)	0		0	
- transferred to liabilities associated with assets classified as held for sale**	(1 779)	0		0	
closing balance	25 706	43 096		43 184	
2. Provision for restructuring costs	**778**	**1 722**	**-54,82%**	**2 072**	**-62,45%**
opening balance	1 722	2 072		0	
- created	0	778		2 072	
- used	(58)	(1 128)		0	
- released	0	0		0	
- transferred to liabilities associated with assets classified as held for sale**	(886)	0		0	
closing balance	778	1 722		2 072	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**3 981**	**3 981**	**0,00%**	**3 985**	**-0,10%**
opening balance	3 981	3 985		3 985	
- created	0	0		0	
- used	0	(4)		0	
- reversed	0	0		0	
closing balance	3 981	3 981		3 985	
2. Impairment of property, plant and equipment	**360 526**	**416 363**	**-13,41%**	**418 963**	**-13,95%**
opening balance	416 363	418 963		429 305	
- created	18 166	898		8 141	
- transferred	0	0		0	
- used	(58 220)	(3 071)		(349)	
- reversed	(15 783)	(427)		(18 134)	
closing balance	360 526	416 363		418 963	

* The deferred income tax liability and assets:
- as at December 31, 2008 are presented according to their final balance in tax groups and in each company that does not belong to these groups
- as at September 30, 2009 and December 31, 2009 are presented according to their final balance in each company.

** Transferred to liabilities associated with assets classified as held for sale – the item concerns PBP Orbis Sp. z o.o.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.8 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group

Contingent liabilities

Orbis S.A.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Dec. 31 2009	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantee issued by the bank under Framework Agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb. 9, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the overdraft facility granted by the bank under Agreement No. 270-1/10/RB/2005 dated Dec. 9, 2005, Annex No. 1 of Dec. 4, 2006	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 4, 2009	0	-2 000	
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under Agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement No. 2009/005 dated Jan. 30, 2009, as amended by Annex No. 1 dated March 3, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Dec. 31, 2009	0	-30 000	
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement No. 2009/005 dated Jan. 30, 2009, as amended by Annex No. 1 dated March 3, 2009 and Annex No. 2 dated Dec. 29, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Feb. 15, 2011	30 000	30 000	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Feb. 28, 2011
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Facility Agreement No. 1611022/WS07120700 dated Jan. 31, 2008.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan. 31, 2011	50 000	0	Validity date corresponds to the surety validity date. Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Feb.26, 2011
Surety for a blank promissory note without protest issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26, 2008	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	Dec. 31, 2009	8 160	0	The guarantee is valid until Dec. 31, 2009. The Beneficiary may seek claims, if any, within up to 180 days following the last day of the guarantee validity; securities will be released by the Guarantor after expiry of the guarantee, unless a payment under the guarantee is made or in case the security needs to be used.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009 and Annex No. 1 dated August 28, 2009.	Société Générale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	Dec. 29, 2009	0	-18 000	
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009, Annex No. 1 dated August 28, 2009 and Annex No. 2 dated Dec. 29, 2009.	Société Générale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	Apr. 15, 2010	18 000	18 000	Orbis SA committed to submit to the enforcement procedure up to PLN 18,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Apr. 30, 2010
		Total Orbis S.A.		109 160	-2 000	

(all amounts are quoted in PLN thousand, unless otherwise stated)

Hekon Hotele Ekonomiczne S.A.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Dec.31,2009	Financial terms and other remarks
Guarantee in respect of the loan of PLN 500 million	Bank Handlowy and Société Générale (main appointed arrangers), BZ WBK Caylon (arrangers)	ORBIS S.A.	7 years with 2 options of extension of maturity by another year	282 755	(95 773)	the guarantee covers 120% of the loan, i.e. max. PLN 600 million
		Total Hekon Hotele Ekonomiczne		**282 755**	**(95 773)**	

PKS Gdańsk Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Dec.31,2009	Financial terms and other remarks
Security for the surety given by TUiR S.A. for the benefit of PKS Gdańsk Sp. z o.o.	TUiR S.A.	PKS Gdańsk Sp. z o.o.	Dec. 31, 2009	378	0	blank promissory note, PLN 100 thousand blocked on the bank account until mortgage is established on the real property; after establishment of the mortgage - assignment of rights under property insurance policy
		Total PKS Gdańsk		**378**	**0**	

Orbis Transport Sp. z o.o.

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Dec.31,2009	Financial terms and other remarks
Security for a promissory note issued to secure repayment of liabilities under the lease agreement with SG Equipment Leasing Polska Sp. z o.o.	SG Equipment Leasing Polska Sp. z o.o.	PKS Gdańsk Sp. z o.o.	Feb. 1, 2017	20 293	(861)	As a security for payment of liabilities under the agreement no. 24444, a joint cap mortgage was established on the real property at 3 Maja 12 street in Gdansk up to the cap of PLN 11 516 thousand. Moreover, in connection with the execution of the lease agreement, the rights under an insurance policy covering the real property were assigned up to the value of PLN 1 048 thousand.
Security for a promissory note issued to secure repayment of liabilities under the lease agreement with SG Equipment Leasing Polska Sp. z o.o.	SG Equipment Leasing Polska Sp. z o.o.	PKS Gdańsk Sp. z o.o.	July 5, 2017	1 908	1 908	
Security by Orbis Transport for two promissory notes issued by Inter Bus as a security for repayment of liabilities on account of assignment contracts under two lease agreements executed on Dec. 21, 2006, between VFS Usł.Finans. Polska and Orbis Transport	VFS Usługi finansowe Polska Sp. z o.o.	Inter Bus Sp. z o.o.	Jan. 11, 2010	67	(162)	Two blank promissory notes
		Total Orbis Transport		22 268	885	
		TOTAL Contingent liabilities		414 561	(96 888)	
		including surety for borrowings or guarantees issued within the Group:		411 561	(94 888)	

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. STATEMENT OF CASH FLOWS OF THE GROUP

	3 months ended Dec. 31, 2009	3 months ended Dec. 31, 2008	% change 2009/2008	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Cash flows from operating activities	32 615	23 909	36,41%	211 853	155 347	36,37%
Cash flows from investing activities	2 576	(73 910)	-	(87 647)	(306 443)	-71,40%
Cash flows from financing activities	(99 184)	43 326	-	(128 514)	110 482	-
Total net cash flows	**(63 993)**	**(6 675)**	858,70%	**(4 308)**	**(40 614)**	**-89,39%**
Cash and cash equivalents at the end of the period	61 430	65 738	-6,55%	61 430	65 738	-6,55%

In the fourth quarter of the current year, the Orbis Group reported negative cash flows. Expenses were dominated by those related to financing activities. The balance of net cash flows for four quarters of 2009 ytd was negligibly negative.

The cash flow statement for 3 and 12 months ended December 31, 2009 covers discontinued operations. Cash flows from discontinued operations are presented in point 8 of the report.

6.1 Operating activities

In the fourth quarter of 2009, the Orbis Group reported positive cash flows from operating activities. The result was most considerably affected by adjustments for events that took place in Orbis S.A., namely partial release of actuarial provisions (change in provisions) and sale of hotel properties (profit on investing activities). Cash flows from operating activities reported by the Group on the year-to-date basis were also positive. The highest positive adjustment was Depreciation/Amortization, while the most considerable negative adjustment was Change in provisions.

6.2 Investing activities

In the fourth quarter of 2009, the Orbis Group attained positive cash flows from investing activities, which is attributable chiefly to proceeds from sale of property, plant and equipment, i.e. real properties in Orbis S.A. and means of transport in Orbis Transport Sp. z o.o. In 2009 ytd, the Group reported lower investment expenditure as compared to 2008, which resulted from the plan implemented to curb investment expenditure in 2009 in connection with the prevailing economic crisis.

6.3 Financing activities

In the fourth quarter of 2009 and the entire 2009 alike, the Orbis Group generated negative cash flows from financing activities. This result was most considerably impacted by Orbis S.A. that had utilized tranches of a fixed-term investment loan in the preceding financial year, and in the current year limited its financing activities to repayment of a portion of the loan and interest.

(all amounts are quoted in PLN thousand, unless otherwise stated)

7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

	As at Dec. 31, 2009	As at Sept. 30, 2009	% change in 3 months ended Dec. 31, 2009	As at Dec. 31, 2008	% change in 12 months ended Dec. 31, 2009
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Retained earnings	1 149 042	1 151 444	-0,21%	1 154 331	-0,46%
Exchange differences on translating foreign operations	(19)	17	-	(101)	-81,19%
Equity attributable to equity holders of the parent company	**1 800 110**	**1 802 548**	**-0,14%**	**1 805 317**	**-0,29%**
Minority interests	764	784	-2,55%	1 441	-46,98%
Equity	**1 800 874**	**1 803 332**	**-0,14%**	**1 806 758**	**-0,33%**

In the fourth quarter and in 2009 alike, the **Share capital** remained invariably at the level reported in preceding periods.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under **Other reserves**. In the presented periods, other reserves did not change, either.

The change in **Retained earnings** and **Minority interests** in the fourth quarter of 2009 and in 12 months of 2009 resulted from the net loss posted for this period.

Exchange differences on translating foreign operations consist of exchange differences on consolidation of the company UAB Hekon.

8. DISCONTINUED OPERATIONS

In view of resolution of the Supervisory Board of Orbis S.A. dated December 17, 2009 concerning disposal of shares in PBP Orbis Sp. z o.o. (see: point 5.5 of the report), Orbis S.A. does not plan to continue operating as a travel agency, and wants to concentrate on its core business, i.e. hotels.

Therefore, in compliance with IFRS 5, the result on the tourist business is presented as discontinued operations.

Income statement of discontinued operations after consolidation adjustments

	3 months ended Dec. 31, 2009	3 months ended Dec. 31, 2008	% change 2009/2008	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Net sales of products, merchandise and raw materials	24 248	41 025	-40,89%	156 021	237 906	-34,42%
Other operating income	965	4 599	-79,02%	2 688	7 512	-64,22%
Operating expenses	(39 306)	(51 677)	-23,94%	(189 616)	(253 519)	-25,21%
Finance expenses	(146)	(67)	117,91%	(399)	(196)	103,57%
Profit/loss before tax	**(14 239)**	**(6 120)**	**132,66%**	**(31 306)**	**(8 297)**	**277,32%**
Income tax	(868)	1 148	-	(1 476)	1 403	-
Profit/loss on discontinued operations	(15 107)	(4 972)	203,84%	(32 782)	(6 894)	375,51%

(all amounts are quoted in PLN thousand, unless otherwise stated)

Statement of cash flows of discontinued operations after consolidation adjustments

	3 months ended Dec. 31, 2009	3 months ended Dec. 31, 2008	% change 2009/2008	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Cash flows from operating activities	(8 575)	(21 736)	-60,55%	(22 865)	(22 105)	3,44%
Cash flows from investing activities	(66)	8 570	-	721	7 848	-90,81%
Cash flows from financing activities	4 029	(1 382)	-	7 606	(658)	-
Total net cash flows from discontinued operations	**(4 612)**	**(14 548)**	-68,30%	**(14 538)**	**(14 915)**	**-2,53%**
Cash and cash equivalents at the end of the period associated with discontinued operations	1 675	1 623	3,20%	1 675	1 623	3,20%

9. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

Major non-recurring and one-off events that occurred in the period of 12 months ended December 31, 2009 and 2008 include:

- sale of real properties by Orbis S.A., including the Beskid and Olsztyn hotels in the fourth quarter of 2009,
- revaluation of non-financial non-current assets,
- cost of agreement reached in the dispute concerning Orbis S.A. property, incurred in 2008.

The **EBITDA** of **the Orbis Group** on continued operations, determined in accordance with uniform criteria and excluding the above events, is as follows:

in PLN thous.	3 months ended Dec. 31, 2009	3 months ended Dec. 31, 2008	% change 2009/2008	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
EBITDA on continued operations	59 123	44 231	33,67%	230 054	242 826	-5,26%
1. sale of real property	(12 048)	0		(12 048)	0	
2. revaluation of non-financial non-current assets	2 874	(10 035)		2 874	(10 035)	
3. agreement reached in a dispute concerning real property	0	7 000		0	7 000	
"Pro forma" EBITDA on continued operations	49 949	41 196	17,52%	220 880	239 791	-7,89%

10. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

(all amounts are quoted in PLN thousand, unless otherwise stated)

11. RELATED PARTY TRANSACTIONS

SIGNIFICANT TRANSACTIONS OF THE GROUP

In the period of 12 months of 2009, the Orbis Group executed the following significant transactions with related parties:

Accor Polska Sp. z o.o.

	revenues	expenses	receivables	payables	major items
2009	1 454	15 549	418	3 449	licence fee, management
2008	1 933	16 988	525	4 124	licence fee, management

other companies of the Accor Group

	expenses	payables	investment expenditure	prepayments - investment expenditure	major items
2009	4 536	1 856	3 570	0	access to the reservation system, use of IT applications, guarantee fee, investments
2008	3 427	1 321	8 044	1 267	access to the reservation system, use of IT applications, guarantee fee, investments

INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The list of eliminations from group consolidation is presented in the table below:

12 months ended December 31, 2009	Orbis S.A.	Hekon S.A.	UAB Hekon	Orbis Kontrakty Sp. z o.o.	PBP Orbis Sp. z o.o.	Orbis Transport Group	Total eliminations
Receivables	(47 623)	(112 136)	0	(55)	0	(281)	(160 095)
Non-current assets	3 901	(6 744)	0	0	0	(7 460)	(10 303)
Assets classified as held for sale	0	0	0	0	1 230	0	1 230
Total assets	**(43 722)**	**(118 880)**	**0**	**(55)**	**1 230**	**(7 741)**	**(169 168)**
Liabilities	(112 223)	(6 116)	0	(7)	0	(39 966)	(158 312)
Liabilities associated with assets classified as held for sale	0	0	0	0	(1 834)	0	(1 834)
Retained earnings	(47 922)	33 893	0	9 633	(5 314)	688	(9 022)
of which:							
Expenses	15 372	16 329	0	101	0	5 194	36 996
Revenues	(63 364)	(13 602)	0	(714)	0	(3 306)	(80 986)
Discontinued operations	0	0	0	0	(7 025)	0	(7 025)
Total liabilities	**(160 145)**	**27 777**	**0**	**9 626**	**(7 148)**	**(39 278)**	**(169 168)**

(all amounts are quoted in PLN thousand, unless otherwise stated)

Major transactions of the fourth quarter concerned:

- lease of hotel property, mutually provided services, interest on loans granted between Orbis S.A. and Hekon – Hotele Ekonomiczne S.A.
- sale of real property by PBP Orbis Sp. z o.o. to Hekon – Hotele Ekonomiczne S.A.

Considering the 12-month period on the year-to-date basis, the dividend paid by Hekon – Hotele Ekonomiczne S.A. and Orbis Kontrakty Sp. z o.o. to Orbis S.A., amounting to PLN 35 969 thousand and PLN 7 706 thousand, accordingly, needs also to be taken into account.

12. CHANGES IN ACCOUNTING POLICIES

No changes in the accounting policies occurred in the presented periods as compared to the financial statements published as at June 30, 2009

13. EVENTS AFTER THE BALANCE SHEET DATE

- **Orbis S.A.** – on January 6, 2010 the Company entered into the transaction of sale of all shares held in the subsidiary company PBP Orbis Sp. z o.o. The parties to the agreement include Orbis S.A. as the seller and Central European Tour Operator SARL as the buyer. Pursuant to the agreement, on the date of its execution the buyer acquired 47% of shares in PBP Orbis Sp. z o.o. The remaining 48.08% of shares will be acquired provided that the President of the Office of Competition and Consumer Protection gives approval for making concentration (see: current report no. 1/2010).
- **Orbis S.A.** – on February 23, 2010 the Company signed an annex to the fixed-term loans agreement with the syndicate of banks that finance the investment loan of Orbis S.A. Pursuant to the annex, new, more favorable levels of loan covenants were set, the margin was updated and valuation of real property that secures the loan was ordered (see: current report no. 5/2010).

(all amounts are quoted in PLN thousand, unless otherwise stated)

14. ISSUER'S SHAREHOLDERS

As at the date of publication of the financial statements, the value of the share capital of Orbis S.A. amounts to PLN 517 754 thousand and comprises of 46 077 008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at the date of publication of the financial statements, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies, include:

Shareholder (description)	Number of shares held as at the date of publication of the financial statements (corresponds to a number of votes at the GM)	Percentage share in the share capital as at the date of publication of the financial statements (corresponds to a percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Nov. 13, 2009 to the date of publication of the financial statements for the fourth quarter of 2009 (since the submission of the condensed interim financial statements for the third quarter of 2009)
- Accor S.A.:	**23 043 108**	**50,01%**	–
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	–
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	**11 599 630**	**25,17%**	–
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*7 431 280*	*16,13%*	–
(of which, on accounts of the following funds: 1) Arka FIO	*2 319 222*	*5,03%*	–
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	–
- Commercial Union OFE BPH CU WBK:	**4 670 444**	**10,14%**	–

(all amounts are quoted in PLN thousand, unless otherwise stated)

15. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST INTERIM REPORT

The following changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising persons since the date of submission of the last interim report.

- Jean-Philippe Savoye, President of the Management Board of Orbis S.A., acquired 648 Orbis S.A. shares on February 5, 2010 and 1 352 Orbis S.A. shares on February 8, 2010 (see: current report no. 4/2010 dated February 9, 2010).

To the Company's knowledge, as at the date of publication of the financial statements members of the Management Board hold the following shares in Orbis S.A.:

- Jean-Philippe Savoye, President of the Management Board, holds 3 000 Orbis S.A. shares
- Ireneusz Andrzej Węgłowski, Vice-President of the Management Board, holds 3 000 Orbis S.A. shares
- Yannick Yvon Rouvrais, Member of the Management Board, does not hold any Orbis S.A. shares
- Marcin Szewczykowski, Member of the Management Board, does not hold any Orbis S.A. shares

To the Company's knowledge, as at the date of publication of the financial statements, members of the Supervisory Board of the 7th tenure hold the following shares in Orbis S.A.:

- Claude Moscheni does not hold any Orbis S.A. shares
- Jacek Kseń does not hold any Orbis S.A. shares
- Erez Boniel does not hold any Orbis S.A. shares
- Christian Karaoglanian does not hold any Orbis S.A. shares
- Artur Gabor does not hold any Orbis S.A. shares
- Elżbieta Czakiert holds 511 Orbis S.A. shares
- Jarosław Szymański does not hold any Orbis S.A. shares
- Andrzej Procajło does not hold any Orbis S.A. shares
- Yann Caillère does not hold any Orbis S.A. shares
- Marc Vieilledent does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

16. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
1. 1) Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021; 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 declaring acquisition by Orbis S.A., by operation of law, of the right to perpetual usufruct of land of the real property located in Warsaw, at 24/26 Nowogrodzka str., constituting plot of land no. 3, with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021".	unknown	1) Notification of the Housing and Municipal Development Office dated April 18, 2002 on pending proceedings for declaration of invalidity of an administrative decision 2) Notification of the Minister of Infrastructure dated February 4, 2008	1) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski; Opposing party: Minister of Infrastructure; Participant: Orbis S.A.; 2) Applicant: Andrzej Jacek Blikle and Helena Maria Helmersen - Andrzejewski.	1) On August 26. 2005 the Voivodship Administrative Court dismissed Orbis S.A.'s appeal against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring invalidity of the administrative decision of the Presidium of the National Council dated June 24, 1955 refusing to grant the former owner the right of temporary ownership of land of the real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and for passing the case to be re-examined by the Voivodship Administrative Court. By virtue of the judgment of November 28, 2006, the Supreme Administrative Court dismissed the above-mentioned last-resort (cassation) appeal of Orbis S.A. This means that the application for granting the right of temporary ownership filed by former owners of the real property will be reconsidered. 2) In a pleading dated February 27, 2008, Orbis S.A. presented its position on the case on hand and pointed to absence of any legal grounds for determination of invalidity of the above mentioned decision concerning granting the right of ownership to Orbis S.A. In a letter dated May 19, 2008, the Minister of Infrastructure notified that the time-limit for considering the case had been set for December 31, 2008. At the same time, Orbis S.A. was served with a decision dated October 1, 2008 issued by the District Court for Warszawa-Mokotów, Land and Mortgage Registry Division, dismissing the application of Andrzej Blikle and Helena Helmersen Andrzejewski for entry of the claim for establishment of the right to perpetual usufruct. On January 6, 2009, Orbis S.A. was served with the decision of the Minister of Infrastructure dated December 24, 2008 declaring invalidity of the decision no. 447/91 of the Head of Warsaw Voivodship dated September 23, 1991 concerning granting of the right of ownership of the real property located in Warsaw at 24/26 Nowogrodzka street, described in the land and mortgage register no. KW 72550, to Orbis S.A., with respect to the part thereof covered by the former mortgage register "Real property in the City of Warsaw under no. 5021". In connection with this decision, on January 19, 2009 Orbis S.A. filed, within the time-limit prescribed by law, an application for the case to be reconsidered. On July 14, 2009, the Minister of Infrastructure issued a decision upholding the above decision dated December 24, 2008. On August 25, 2009 Orbis S.A. appealed against the decision dated July 14, 2009 with the Voivodship Administrative Court. In response to the appeal dated September 7, 2009, the Minister of Infrastructure motioned that the appeal be dismissed. In the decision dated October 14, 2009 the Voivodship Administrative Court refused to suspend enforcement of the appealed-against decision. By virtue of the appeal dated October 30, 2009 Orbis S.A. motioned that the above decision of the Voivodship Administrative Court be changed by way of suspending enforcement of the appealed-against decision or, possibly, that the decision of the Voivodship Administrative Court be revoked and the case passed to be reconsidered by the Court. By virtue of decision dated December 16, 2009, the Supreme Administrative Court dismissed the appeal of Orbis S.A. Presently, Orbis S.A. awaits a date of the hearing to be set by the Voivodship Administrative Court.
2. 1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land of the real property located in Warsaw at 26 Nowogrodzka str., Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20,	1) Applicants: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others) Participant: Orbis S.A. 2) Applicant:	1) On January 14, 2005, the Voivodship Administrative Court rendered a judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of Mazowieckie Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land of the real property located at 26 Nowogrodzka street in Warsaw. Heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw. By virtue of the

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
granting of the right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to the part thereof covered by the Mortgage Register no. 1599 G		2006 (served on Orbis S.A. on December 4, 2006).	Joanna Kubiaczyk-Grodzka (one of heirs of Tadeusz Sławiński)	decision dated July 27, 2006, the Head of Mazowieckie Voivodship revoked the above decision of the President of the Capital City of Warsaw. By virtue of the decision no. 186/GK/DW/2008 dated March 31, 2008, the President of the Capital City of Warsaw refused to grant the right to perpetual usufruct to legal successors of the former owner. On April 21, 2004, the Applicants' attorney filed an appeal against the said decision of the President of the Capital City of Warsaw. The Mazowieckie Voivodship Office in Warsaw, State Treasury and Property Department, notified Orbis S.A. on September 8, 2008 that evidence had been collected in the case concerned. By virtue of decision dated October 23, 2008 the Head of Mazowieckie Voivodship upheld the above decision dated March 31, 2008. By virtue of decision dated March 4, 2009, the Voivodship Administrative Court suspended court proceedings initiated by an appeal filed by R.Sławiński, T.Szydłowska, J.Sławiński and E.Sławińska against decision of the Head of Mazowieckie Voivodship dated October 23, 2008 concerning refusal to grant the right to perpetual usufruct of land. By a decision dated July 2, 2009, the Voivodship Administrative Court decided to resume the suspended court proceedings. The hearing was held on November 20, 2009 and the Voivodship Administrative Court dismissed the appeal in its judgment rendered on the same day. In December 2009 the Voivodship Administrative Court served substantiation to the decision on Orbis S.A. 2) By virtue of the letter dated November 20, 2006, the Minister of Construction informed Orbis S.A. that Mrs. Joanna Kubiaczyk-Grodzka applied for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning granting of right of ownership of the real property located in Warsaw, at 24/26 Nowogrodzka str., to Orbis S.A. Forum Hotel in Warsaw, with respect to a part thereof covered by the Mortgage Register no. 1599 G. By virtue of the decision dated January 22, 2007, the Minister of Construction refused to declare invalidity of the above decision of the Head of the Warszawskie Voivodship dated September 23, 1991, rectified by decisions dated January 9, 1992, December 23, 1993 and November 27, 2006. The above decision of the Minister of Construction dated January 22, 2007 is final. On November 12, 2009 the Company received this decision, certified as final and binding.
3. Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Kraków	PLN 1 541 346.56	Statement of claim dated November 29, 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor,	The case pending before the District Court in Bydgoszcz. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1 541 346 on the real property located at 11 Pijarska street was seconded by the Court. The Court served to Orbis. S.A. attorney a notification dated February 14, 2008 stating that "as a result of examination of remedy at law" the Court entered the above mandatory mortgage in the Land and Mortgage Register. On June 26, 2007, another trial was held during which the Defendants' attorney submitted a copy of the court expert's opinion (eng. Enger) pertaining to the case referred to above. The Plaintiff's attorney stated that the submitted copy of the court expert's opinion had been questioned in the case referred to above. On April 28, 2008, the Court heard the court expert, Wiesław Foger, who admitted, in response to Orbis S.A. objections, that he did not have knowledge concerning cost estimation of construction works. In consideration of the above and former objections to the opinion, Orbis S.A. applied for determination that the opinion of the court expert W. Enger is unreliable, and for adoption of the opinion of a new court expert, appointed in the case described above. On November 19, 2008, a hearing was held during which the Court acquainted itself and the Defendants with the Opinion of the court expert R. Mucha, submitted by Orbis S.A., relating to the case described above. The Court set a 21-day time-limit for the Defendants to file a written position on the Opinion and to pose specific questions to the court expert, and decided to hear the expert within the frame of legal assistance. On May 21, 2009, the expert, eng. Mucha, was heard by the Court in Kraków acting on the order of the Court in Bydgoszcz. During the hearing held on December 2, 2009 the Court established, based

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				on files of the case pending before the Court in Kraków (that ended with a final and binding judgment in April 2009) that had been delivered for evidential purposes, that the claim of Orbis S.A. against the Marczaks and others was accepted and satisfied by the Court in Kraków by way of deducting the due amount from compensation sought by them, i.e. the parties' accounts were settled. Under such circumstances, the Court in Bydgoszcz assumed that the dispute between the parties was terminated, especially that neither party filed an appeal in the case pending in Kraków. However, in order to consider all procedural aspects of closed litigation, the Court deferred announcement of its decision until December 16, 2009. By virtue of decision dated December 18, 2009, the Court discontinued proceedings pursuant to Article 355.1 of the Code of Civil Proceedings and deemed any further proceedings "unnecessary", in view of the settlement made between the parties. This decision is not final and binding. Orbis awaits to be served the decision by the Court. This case is defended by Attorney Janusz Nowiński acting on behalf of Orbis S.A.
4. Application for declaration of acquisition by operation of law of the right to perpetual usufruct of land located in Kraków at Marszałka F. Focha Avenue, district no. 14, Kraków-Krowodrza Półwsie Zwierzynieckie, composed of a part of the plot of land no. 180/4, covering former cadastre plots nos. 1816/45, 1816/52, 1816/64, 1816/66, entered in the land and mortgage register KR1P/00212704/9 as at the date of the application, and formerly entered in the land and mortgage register no. 49300 on December 5, 1990, together with the right of ownership of the building developed thereon pursuant to Article 200 of the Real Property Management Act.	unknown	Application dated November 27, 2008	Applicant: Orbis S.A.	Since the decision of the Head of Krakowskie Voivodship dated February 19, 1993 was pronounced partly invalid, Orbis S.A. applied to the Head of Małopolskie Voivodship for a new decision concerning the perpetual usufruct. On October 27, 2009 the Head of Małopolskie Voivodship issued a decision declaring acquisition by operation of law, as of December 5, 1990 of: 1) the right to perpetual usufruct of land of the State Treasury, located in Kraków-Krowodrza, district no. 14, forming part of the plot of land no. 180/4, that corresponds to former I cat. plots nos. 1816/45, 1816/52, 1816/66, 1816/64, and (2) the ownership title to a part of the hotel building „Cracovia", entirety located on the plot of land no. 180/4.
5. Proceedings for handing over of real property located in Warsaw, in the district of Wilanów, at 27 St.Kostki Potockiego str., marked as the plot of land no. 21/1 with an area of 4397 sq.m.	The Plaintiff determined the value of litigation at PLN 5 000 000, as the value of real property or, alternatively, at PLN 377 433 which corresponds to the 3-month lease rent due for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	In the reply to the statement of claim, Orbis S.A., applied for dismissal of action in view of the title to the real property held by Orbis S.A., contrary to the allegations of the statement of claim, and confirmed by a decision issued by a relevant authority in 1989, stating that the real property at dispute had been transferred to be administered by the Company's legal predecessor - P.P. „Orbis". On November 20, 2007, a judgment dismissing the State Treasury's action was rendered. On December 17, 2007, the President of the Capital City of Warsaw, representing the State Treasury, filed an appeal against the above judgment of the Court of first instance. In response to the appeal, Orbis S.A.'s attorney filed for dismissal thereof, challenging substantive allegations of the appeal derived from the provisions of the Real Property Management Act of 1997, i.e. that the Defendant Orbis S.A. based its legal title to the real property at dispute on the decision issued pursuant to the Act of 1985 on Land Management and Real Property Expropriation, which decision established the right of administration in favor of its legal predecessor P.P. Orbis, which the Court of First Instance stated legitimately in justification to its judgment. On September 4, 2009, an appellate hearing was held before the Court of Appeals in Warsaw, during which the Court issued a decision suspending appellate proceedings until final resolution concerning the ownership title to the real property concerned in administrative proceedings. As at March 30, 2009 the status of the case pending before the Court of Appeals has not changed – the proceedings are suspended. Administrative proceedings initiated by heirs of the former owner Adam Branicki for reinstatement of the real property are currently pending before the Head of Mazowieckie Voivodship, i.e. the authority of first instance. On January 9, 2009 a decision of the Minister of Agriculture dated January 5, 2009 was delivered to the

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
				address of the Novotel Centrum Branch in Warsaw. In the decision the Minister supported the reasons for Mrs. Anna Branicka-Wolska's complaint about protracting duration of proceedings, and set an additional time-limit until February 28, 2009 for the Head of the Mazowieckie Voivodship to resolve this matter and requested an explanation of the delay. The matter was not resolved within the set time-limit. However, on March 6, 2009 the Branch was served with a letter of the Head of Mazowieckie Voivodship dated February 27, 2009 explaining, among others, that documents collected to date are missing certain particulars, i.e. the boundaries of the former landed real property "Kolonia Adamówka Wilanowska Dz. 15" that were not identified in the pending proceedings (the plot of land concerned forms part of this real property), and therefore the Office ordered a geodetic survey to determine the exact area of the real property. By a letter dated Aril 27, 2009, the Mazowieckie Voivodship Office set the date of issue of the decision concerning property restitution claim by heirs of the former owner of the real property to be 1 month from the date of assembling the evidence, i.e. submission of the requested documents from archives and the preparation of a geodetic survey to determine the exact area of the former land property, from which the disputable plot of land on which the Wilanów restaurant is located was separated. In a letter delivered on November 12, 2009, the Office informed that evidence had been collected and that the parties may get familiar with it and submit explanations, applications and evidence. Another party to the proceedings applied for hearing further evidence concerning the surface area of the real property "Kolonia Adamówka Wilanowska dz. 15" This application was approved, the date of hearing a witness (a person who prepared the geodetic study concerning the surface area of the plot as at the date of entry into force of the Decree on the Agrarian Reform. An administrative hearing was held on December 18, 2009, summoned experts provided explanations concerning documents and methods that led them to prepare their opinions on the location of borders of the former plot no. 15 and its surface area. Then, the administrative hearing was adjourned until January 5, 2010. The case is pending. However, changes occurred relating to the object of the litigation, i.e. the area of the plot of land no. 21/1 – decision of the President of Warsaw no. UD-XV-WAB-JDA-7353-273-4-09 dated August 14, 2009 (issued pursuant to the Act of March 10, 2003 on detailed terms and conditions of preparation and implementation of investment projects involving public roads [Official Journal „Dz.U." of 2008 no. 193, item 1194, as subs. amend.] that contains a permit to implement an investment project involving redevelopment of St. Kostki Potockiego street, which was declared immediately enforceable. This decision approved new lines of demarcation of the plot of land no. 21/1, whereby the following plots of land were separated therefrom: - plot of land no. 21/ 4 with an area of 4,387 sq.m. located within the boundaries of the real property at 27 St. Kostki Potockiego street, the legal status of which is the same as that of the former plot of land no. 21/1, - plot of land no. 21/3 with an area of 26 sq.m. and plot of land no. Nr 21/5 with an area of 3 sq.m. – (in aggregate - 29 sq.m. of land) appropriated for the purposes of redevelopment of St. Kostki Potockiego street; the investor, Capital City of Warsaw, was designated as the owner of these plots of land. The land of both the plots: no. 21/3 and no. 21/ 5 is adjacent to St. Kostki Potockiego street and is appropriated for the purpose of widening the sidewalk in front of the building housing the „Wilanów" restaurant, without infringing the boundaries within which the building, fencing and entrance gate to the real property are situated. On behalf of Orbis S.A., this case is defended by attorney Zofia Marcinkowska.
6. Proceedings for restitution of expropriated real property comprising I cat. plots nos. 178/4 with the area of 82 sq.m., 178/3 with the area of 75 sq.m., 178/5 with the area of 299 sq.m., 193/5 with the area of		Notification of the Office of the City of Kraków, City Treasury Department (received by	Applicants: H. Białczyński, E. Lende, A. Dziedzic, J. Dziedzic, J. Białczyński, C. Białczyński,	The Applicants applied for restitution of expropriated real property. On March 25, 2009 the President of the City of Kraków once again suspended *ex officio* the proceedings for restitution of a part (presently) of plots nos. 329/2, 330/3 and 330/7. The proceedings were suspended on an application dated November 17, 2008, filed by the Applicants, and will remain suspended until the application

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims – description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
583 sq.m. (concerns parts of plots with current nos. 329/2, 330/3 and 330/7 in Kraków)		Orbis S.A. on October 3, 2008)	S. Białczyński, J. Pyjos, M. Zając, A. Garwolińska, B. Bielenin	of Mrs. E.Lenda dated November 3, 2008 for termination of the perpetual usufruct agreement (expiry of perpetual usufruct) on the plots concerned is considered. The Applicants filed an appeal against this decision (concerning the suspension procedure), but the appeal was rejected. The case continues to be suspended because the Real Property Department of the State Treasury has initiated preliminary, explanatory procedure with respect to the application for expiry of perpetual usufruct. On September 11, 2009 the site was visited, but the Applicants did not take part in the visit. The case is defended by attorney Ryszard Blachut.
7. Application for declaration of invalidity of an administrative decision of the Presidium of the National Council of the Capital City of Warsaw dated March 16, 1967 concerning refusal to grant to the owners the right of temporary ownership to the land of the real property located in Warsaw, at 29 Nowogrodzka str. (presently 27 Nowogrodzka str.), mortgage no. 1618L, with respect to the plot of land no. 31, section 5-05-02. The plot of land no. 31 has an area of 2230 m2, the proceedings most probably concern the area of approx. 365 m2.	unknown	Notification from the Ministry of Infrastructure dated February 17, 2009 served on Orbis S.A. on February 26, 2009 informing about pending proceedings for declaration of invalidity of the administrative decision.	Applicants: Ludmiła Paderewska and Stanisław Wodek Opposing party: Minister of Infrastructure Participant: Orbis S.A.	By virtue of the letter dated February 17, 2009 the Minister of Infrastructure informed that the date for considering the case had been set for August 31, 2009. In the near future Orbis S.A. will submit its position regarding this case to the Office. In a letter dated August 26, 2009 the Minister of Infrastructure informed that entire evidence had been collected in the case on hand and that the date of considering the case had been postponed until January 15, 2010.
8. 66 actions initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005. Employees base their claims on differences between provisions of the Inter-Departmental Collective Labor Agreement for Orbis S.A. Employees and internal pay regulations in effect in the Branch which acts as an independent employer.	The total amount of claims is approx. PLN 776 thousand.	First statements of claim were filed in July 2006	Plaintiffs: 66 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw applies for dismissal of all the actions brought by employees. Some cases have been suspended. Orbis proposed that the employees enter into amicable agreements on terms and conditions resulting from judgments rendered by courts of first instance that partially seconded the employees claims. All the cases have been resolved. Employees' claims have been satisfied in approx. 20%.
9. An application for declaring that the revalued amount of the fee for perpetual usufruct of land in Pawia str. in Kraków is unjustified.	PLN 417,354.33	Application to the Self-Government Appellate Board dated Nov. 27, 2009.	Applicant: Orbis S.A. Participant: President of the City of Kraków	Application of Orbis S.A. to the Self-Government Appellate Board in Kraków for declaring that the revalued amount of the fee for perpetual usufruct of land in Pawia str in Kraków is unjustified.

ORBIS Spółka Akcyjna

CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS

as at December 31, 2009 and for 3 and 12 months ended on December 31, 2009

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION

as at December 31, 2009, September 30, 2009 and December 31, 2008

Assets	balance as at December 31, 2009	balance as at September 30, 2009	balance as at December 31, 2008
Non-current assets	**2 157 709**	**2 181 374**	**2 230 137**
Property, plant and equipment	1 421 169	1 432 181	1 496 485
Intangible assets	4 246	2 654	2 219
Investment in subsidiaries and associates	470 226	481 619	496 119
Investment property	261 516	264 368	234 762
Other long-term investments	552	552	552
Current assets	**101 320**	**182 296**	**183 079**
Inventories	3 537	3 266	3 918
Trade receivables	23 293	36 300	28 242
Income tax receivables	2 429	0	6 837
Other short-term receivables	51 174	48 940	109 075
Cash and cash equivalents	20 887	93 790	35 007
Non-current assets held for sale	0	0	0
Total assets	**2 259 029**	**2 363 670**	**2 413 216**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF FINANCIAL POSITION, continued

as at December 31, 2009, September 30, 2009 and December 31, 2008

Equity and Liabilities	balance as at December 31, 2009	balance as at September 30, 2009	balance as at December 31, 2008
Total equity	**1 721 520**	**1 727 218**	**1 708 113**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 333
Retained earnings	1 070 433	1 076 131	1 057 026
Non-current liabilities	**63 352**	**354 883**	**367 374**
Borrowings	0	282 418	282 317
Deferred income tax liability	42 842	38 586	51 059
Provision for pension and similar benefits	20 510	33 879	33 998
Current liabilities	**474 157**	**281 569**	**337 729**
Borrowings, of which:	393 243	206 596	242 307
- borrowings from related entitles	110 488	110 486	143 519
Trade payables	43 836	22 743	53 718
Current income tax liabilities	0	2 997	999
Other current liabilities	30 935	40 463	32 924
Provision for pension and similar benefits	4 544	6 406	6 327
Provisions for liabilities	1 599	2 364	1 454
Total equity and liabilities	**2 259 029**	**2 363 670**	**2 413 216**

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for 3 months and for 12 months ended on December 31, 2009 with comparable figures for the year 2008

	3 months ended on December 31, 2009	12 months ended on December 31, 2009	3 months ended on December 31, 2008	12 months ended on December 31, 2008
Net sales of services	123 388	552 674	150 692	628 961
Net sales of products, merchandise and raw materials	(289)	167	495	2 277
Cost of services, products, merchandise and raw materials sold	(107 317)	(435 870)	(123 616)	(471 568)
Gross profit on sales	**15 782**	**116 971**	**27 571**	**159 670**
Other operating income	14 587	62 877	2 462	51 813
Distribution & marketing expenses	(7 878)	(32 401)	(10 746)	(38 598)
Overheads & administrative expenses	(5 063)	(69 761)	(25 647)	(99 070)
Other operating expenses	(3 439)	(11 979)	(10 137)	(15 828)
Net impairment	(12 424)	(26 924)	10 260	10 260
Operating profit/loss	**1 565**	**38 783**	**(6 237)**	**68 247**
Financial expenses	(4 718)	(25 937)	(8 904)	(28 194)
Profit/loss before tax	**(3 153)**	**12 846**	**(15 141)**	**40 053**
Income tax expense	(2 545)	561	2 338	(9)
Net profit/loss for the period	**(5 698)**	**13 407**	**(12 803)**	**40 044**

Total profit/loss for the period relates to continued operations.

Profit/loss per ordinary share (in PLN)				
Profit/loss per share for the period	(0,12)	0,29	(0.28)	0,87

STATEMENT OF COMPREHENSIVE INCOME

for 3 months and for 12 months ended on December 31, 2009 with comparable figures for the year 2008

	3 months ended on December 31, 2009	12 months ended on December 31, 2009	3 months ended on December 31, 2008	12 months ended on December 31, 2008
Net profit/loss for the period	(5 698)	13 407	(12 803)	40 044
Other comprehensive income before tax	0	0	0	0
Income tax expense from other comprehensive income	0	0	0	0
Other comprehensive income	0	0	0	0
Total comprehensive income/loss for the period	**(5 698)**	**13 407**	**(12 803)**	**40 044**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 3 months and for 12 months ended on December 31, 2009 with comparable figures for the year 2008

	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2008				
Balance as at January 1, 2008	**517 754**	**133 333**	**1 035 413**	**1 686 500**
- profit for the period	0	0	40 044	**40 044**
- other comprehensive income/loss	0	0	0	**0**
Total comprehensive income/loss	**0**	**0**	**40 044**	**40 044**
dividends	0	0	(18 431)	**(18 431)**
Balance as at December 31, 2008	**517 754**	**133 333**	**1 057 026**	**1 708 113**
Twelve months ended on December 31, 2009				
Balance as at January 1, 2009	**517 754**	**133 333**	**1 057 026**	**1 708 113**
- profit for the period	0	0	13 407	**13 407**
- other comprehensive income/loss	0	0	0	**0**
Total comprehensive income/loss	**0**	**0**	**13 407**	**13 407**
dividends	0	0	0	**0**
Balance as at December 31, 2009	**517 754**	**133 333**	**1 070 433**	**1 721 520**
of which: three months ended on December 31, 2009				
Balance as at October 1, 2009	**517 754**	**133 333**	**1 076 131**	**1 727 218**
- loss for the period	0	0	(5 698)	**(5 698)**
- other comprehensive income/loss	0	0	0	**0**
Total comprehensive income/loss	**0**	**0**	**(5 698)**	**(5 698)**
dividends	0	0	0	**0**
Balance as at December 31, 2009	**517 754**	**133 333**	**1 070 433**	**1 721 520**

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CASH FLOWS

for 3 months and for 12 months ended on December 31, 2009 with comparable figures for the year 2008

	3 months ended on December 31, 2009	12 months ended on December 31, 2009	3 months ended on December 31, 2008	12 months ended on December 31, 2008
OPERATING ACTIVITIES				
Profit before tax	**(3 153)**	**12 846**	**(15 141)**	**40 053**
Adjustments:	**26 711**	**145 572**	**41 047**	**74 519**
Depreciation and amortization	25 916	121 053	34 466	130 832
Interest and dividends	4 206	(19 937)	8 074	(20 358)
Profit (loss) on investing activity	(12 516)	(12 334)	(523)	(153)
Change in receivables	15 963	51 868	12 873	(26 987)
Change in current liabilities, excluding borrowings	(2 851)	(7 930)	(6 435)	(800)
Change in provisions	(15 996)	(15 126)	1 544	1 072
Change in inventories	(271)	381	647	989
Other adjustments	12 260	27 597	(9 599)	(10 076)
Cash flow from operating activities	**23 558**	**158 418**	**25 906**	**114 572**
Income tax paid	(3 715)	(4 247)	(8 242)	(26 071)
Net cash flow from operating activities	**19 843**	**154 171**	**17 664**	**88 501**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	13 125	13 217	33	441
Proceeds from sale of short-term securities	0	0	0	7 000
Dividends received	0	43 675	0	45 235
Interest received	470	2 206	700	2 727
Other income from financial assets	0	0	0	10 000
Purchase of property, plant and equipment and intangible assets	(5 841)	(70 036)	(64 776)	(234 177)
Purchase of related entities	(15)	(15)	(12 112)	(12 112)
Loans granted to related parties	0	0	0	(10 000)
Net cash used in investing activities	**7 739**	**(10 953)**	**(76 155)**	**(190 886)**
FINANCING ACTIVITIES				
Proceed from borrowings	0	0	95 000	190 000
Repayment of borrowings	(94 191)	(126 191)	(39 191)	(39 191)
Interest payment	(6 294)	(31 147)	(10 553)	(24 398)
Dividends paid to Shareholders	0	0	0	(18 431)
Other financial cash flow	0	0	(62)	(265)
Net cash used in financing activities	**(100 485)**	**(157 338)**	**45 194**	**107 715**
Change in cash and cash equivalents	**(72 903)**	**(14 120)**	**(13 297)**	**5 330**
Cash and cash equivalents at the beginning of period	**93 790**	**35 007**	**48 304**	**29 677**
Cash and cash equivalents at the end of period	**20 887**	**20 887**	**35 007**	**35 007**
of which those with restricted availability	0	0	0	0

NOTES TO THE CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS OF ORBIS S.A. AS AT DECEMBER 31, 2009 AS WELL AS FOR 3 AND 12 MONTHS ENDED ON DECEMBER 31, 2009

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs 3 thousand persons (average full-time employment) and operates a network of 40 hotels (8 165 rooms) in 26 major cities, towns and resorts in Poland and manages two other hotels. The Company's hotels operate under Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels brands. In addition, the Company owns eight hotels of the Etap brand and the Grand Mercure hotel in Warsaw, which are operated by its subsidiary, Hekon-Hotele Ekonomiczne S.A.

The attached condensed interim financial statements have been **prepared as at December 31, 2009 as well as for 3 and 12 months ended December 31, 2009** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

These condensed interim financial statements comply with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including International Accounting Standard 34 "Interim Financial Reporting".

The principal accounting polices applied in the preparation of the financial statements are set out in point 2.1 of the notes to the annual financial statements of Orbis S.A. for 2008; the policies have not changed substantially, except for changes resulting from amendments of regulations, discussed in note 1.2 to the condensed interim financial statements of Orbis S.A. for the semi-annual period of 2009. The accounting policies have been consistently applied to all the years presented in the financial statements.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The attached separate interim financial statements of Orbis S.A. should be read in conjunction with the condensed interim consolidated financial statements of the Orbis Group **as at December 31, 2009 as well as for 3 and 12 months ended on December 31, 2009** (hereinafter referred to as the "consolidated financial statements of the Orbis Group").

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company is presented in point 2.1 of the consolidated financial statements of the Orbis Group.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation is provided in point 2.2.1 of the consolidated financial statements of the Orbis Group.

2.2.2 Internal factors

Information concerning internal factors is presented in point 2.2.2 of the consolidated financial statements of the Orbis Group.

2.2.3 Prospects for the forthcoming quarter

The Company's prospects are discussed in point 2.2.3 of the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

	3 months ended Dec. 31, 2009	3 months ended Dec. 31, 2008	% change 2009/2008	12 months ended Dec. 31, 2009	12 months ended Dec. 31, 2008	% change 2009/2008
Net sales of products, merchandise and raw materials	123 099	151 187	-18,58%	552 841	631 238	-12,42%
*% share in total revenues **	89,41%	98,40%		89,79%	92,41%	
Cost of products, merchandise and raw materials sold	(107 317)	(123 616)	-13,19%	(435 870)	(471 568)	-7,57%
Distribution & marketing expenses	(7 878)	(10 746)	-26,69%	(32 401)	(38 598)	-16,06%
Overheads & administrative expenses	(5 063)	(25 647)	-80,26%	(69 761)	(99 070)	-29,58%
of which:						
- depreciation and amortization	(25 916)	(34 466)	-24,81%	(121 053)	(130 832)	-7,47%
- staff costs	(27 614)	(48 144)	-42,64%	(156 998)	(190 374)	-17,53%
- outsourced services	(29 872)	(36 951)	-19,16%	(115 246)	(135 176)	-14,74%
*% share in total costs ***	93,65%	89,37%		93,42%	93,26%	
Profit/loss on sales	**2 841**	**(8 822)**	**-**	**14 809**	**22 002**	**-32,69%**
Other operating income	14 587	2 462	492,49%	62 877	51 813	21,35%
Other operating expenses	(3 439)	(10 137)	-66,07%	(11 979)	(15 828)	-24,32%
Revaluation of non-financial non-current assets	(12 424)	10 260	-	(26 924)	10 260	-
Operating profit/loss - EBIT	**1 565**	**(6 237)**	-	**38 783**	**68 247**	**-43,17%**
Finance expenses	(4 718)	(8 904)	-47,01%	(25 937)	(28 194)	-8,01%
Profit/loss before tax	**(3 153)**	**(15 141)**	-79,18%	**12 846**	**40 053**	**-67,93%**
Income tax	(2 545)	2 338	-	561	(9)	-
Net profit/loss	**(5 698)**	**(12 803)**	-55,49%	**13 407**	**40 044**	**-66,52%**
EBIT margin (EBIT/Revenues)	1,27%	-4,13%	5,40pp	7,02%	10,81%	-3,79pp
EBITDA	**27 481**	**28 229**	**-2,65%**	**159 836**	**199 079**	**-19,71%**
EBITDA margin (EBITDA/Revenues)	22,32%	18,67%	3,65pp	28,91%	31,54%	-2,63pp

* Total revenues mean the sum of sales, other operating and finance income.
** Total costs mean the sum of cost of products, merchandise and raw materials sold, distribution & marketing expenses, overheads & administrative expenses, other operating and finance expenses.

The net result generated by the Company in the fourth quarter of 2009 turned out to be better than a year ago. The difference is evident already at the level of profit/loss on sales, predominantly owing to released actuarial provisions. Following changes in the collective agreement, the former amount of these provisions was no longer justified. Also, the Company sold real properties, including two hotels (Beskid and Olsztyn), generating PLN 12 million of profit on the sale.
The amount of revaluation of non-current assets (chiefly impairment loss related to the value of shares in PBP Orbis Sp. z o.o.) exerted a negative impact on the result.
In annual terms, after elimination of one-off events, the "pro forma" net result for 2009 nears the result generated in the preceding year (see point 7).

3.2 Seasonality or cyclicality of operations

Orbis S.A. sales throughout the year are plagued by seasonality. Owing to weather conditions and holidays that in Poland fall in the months of July-September, the majority of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to the sales volume, while the fourth quarter is ranked as the third, and the first quarter as the last in terms of sales.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. STATEMENT OF FINANCIAL POSITION OF THE COMPANY

	As at Dec.31, 2009	As at Sept.30, 2009	% change in 3 months ended on Dec. 31, 2009	As at Dec.31, 2008	% change in 12 months ended on Dec. 31, 2009
Non-current assets	2 157 709	2 181 374	-1,08%	2 230 137	-3,25%
% share in the balance sheet total	*95,51%*	*92,29%*		*92,41%*	
Current assets	101 320	182 296	-44,42%	183 079	-44,66%
% share in the balance sheet total	*4,49%*	*7,71%*		*7,59%*	
Non-current assets held for sale	0	0	-	0	-
% share in the balance sheet total	*0,00%*	*0,00%*		*0,00%*	
TOTAL ASSETS	**2 259 029**	**2 363 670**	**-4,43%**	**2 413 216**	**-6,39%**
Equity	1 721 520	1 727 218	-0,33%	1 708 113	0,78%
% share in the balance sheet total	*76,21%*	*73,07%*		*70,78%*	
Non-current liabilities	63 352	354 883	-82,15%	367 374	-82,76%
- of which: borrowings	0	282 418	-100,00%	282 317	-100,00%
% share in the balance sheet total	*2,80%*	*15,01%*		*15,22%*	
Current liabilities	474 157	281 569	68,40%	337 729	40,40%
- of which: borrowings	393 243	206 596	90,34%	242 307	62,29%
% share in the balance sheet total	*20,99%*	*11,91%*		*14,00%*	
TOTAL EQUITY AND LIABILITIES	**2 259 029**	**2 363 670**	**-4,43%**	**2 413 216**	**-6,39%**
Borrowings/total equity ratio	22,84%	28,31%	-5,48pp	30,71%	-7,87pp
Debt ratio (total liabilities/total assets ratio)	23,79%	26,93%	-3,13pp	29,22%	-5,42pp

4.1 Non-current assets

Owing to the nature of pursued business, the basic item of the Company's Non-current assets is Property, plant and equipment. **Property, plant and equipment** include predominantly hotel buildings as well as land and rights to perpetual usufruct of land. This item declined during four quarters of the current year. Besides planned depreciation, this fall was brought about predominantly by the opening of a new Etap hotel in Toruń, which resulted in reclassification of completed investments from Assets under construction to the Investment property item. **Investment property** went down slightly in the last quarter following its valuation to test impairment.
Also, a considerable decline was reported in **Investments in subsidiaries and associates.** As compared to December 31, 2008 and in the fourth quarter of 2009 alone, this item went down by the value of the posted impairment loss related to shares in the subsidiary PBP Orbis Sp. z o.o. As at the end of 2009 these shares are posted under **Non-current assets held for sale** with zero carrying amount.

4.2 Current assets

In the last quarter of 2009, the most significant change was reported in **Cash and cash equivalents**. The decline in this item is attributable to payment of a subsequent installment of the investment loan. Comparing the end of 2009 with the end of the preceding year, the largest decline occurred in **Other current receivables** owing to the VAT tax refunded by tax authorities (this amount was posted as receivables in 2008) and to a decline in prepaid property, plant and equipment (reduced scale of the Company's investments).

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.3 Non-current liabilities

As at the end of 2009, the Company does not report borrowings under Non-current liabilities as the former was reclassified to Current liabilities. The entire loan is presented by Orbis S.A. under current liabilities on a temporary basis and in this report only. By virtue of requirements of accounting standards (IAS 1), Orbis S.A. was obligated to reclassify these borrowings from non-current to current liabilities as at December 31, 2009 in connection with high likelihood of breaching the terms of the Loan Agreement. As at the day of publication of the report, the Company has executed an agreement with the syndicate of banks that finance the investment loan. Pursuant to this agreement the amount of PLN 188 million will be disclosed under non-current liabilities in the financial statements for the first quarter of 2010 (see: point 13 of the consolidated financial statements). A decline was also reported in the **Provision for pension and similar benefits**, as a result of changes in the collective labor agreement.

4.4 Current liabilities

The Current liabilities item is dominated by **Borrowings.** As at the end of 2009, the value of this item is an outcome of a change in the classification of the investment loan in the fourth quarter (see: point 4.3 of the report) and payment of the subsequent loan installment (PLN 94 million), and, on a cumulative basis, repayment of loans.

4.5 Borrowings

Creditor	Amount of borrowings outstanding as at the balance sheet date December 31, 2009.		Current borrowings	Non-current borrowings	
	PLN	Currency		maturity from 1 to 3 years	maturity of over 3 years
Fixed-Term Loans Agreement with Bank Handlowy w Warszawie S.A. and Société Genérale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	282 795	0	282 755	0	0
Loans - Hekon-Hotele Ekonomiczne S.A.	110 448	0	110 488	0	0
TOTAL:	**393 243**	**0**	**393 243**	**0**	**0**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Changes in estimates of amounts

Major estimates of amounts	As at Dec. 31, 2009 (change in 3 months of 2009)	As at Sept. 30, 2009 (change in 9 months of 2009)	% change in 3 months ended on Dec. 31, 2009	As at Dec. 31, 2008 (change in 3 months of 2008)	% change in 12 months ended on Dec. 31, 2009
DEFERRED INCOME TAX LIABILITY AND ASSETS*					
Deferred income tax liability	42 842	38 586	11,03%	51 059	-16,09%
PROVISIONS FOR LIABILITIES					
1. Provision for jubilee awards and retirement benefits	**25 054**	**39 942**	**-37,27%**	**40 325**	**-37,87%**
opening balance	39 942	40 325		38 888	
- created	0	4 284		1 675	
- used	0	(4 667)		(238)	
- released	(14 888)	0		0	
closing balance	25 054	39 942		40 325	
IMPAIRMENT OF ASSETS					
1. Impairment of financial non-current assets	**29 889**	**18 481**	**61,73%**	**3 985**	**650,04%**
opening balance	18 481	3 985		3 985	
- created	11 408	14 500		0	
- used	0	(4)		0	
- reversed	0	0		0	
closing balance	29 889	18 481		3 985	
2. Impairment of property, plant and equipment	**353 543**	**376 764**	**-6,16%**	**378 990**	**-6,71%**
opening balance	376 764	378 990		389 549	
- created	11 189	665		7 912	
- transferred	0	0		(47)	
- used	(18 249)	(2 842)		(294)	
- reversed	(16 161)	(49)		(18 130)	
closing balance	353 543	376 764		378 990	
3. Impairment of investment property	**5 353**	**40 168**	**-86,67%**	**39 744**	**-86,53%**
opening balance	40 168	39 744		39 707	
- created	4 929	424		0	
- transferred	0	0		47	
- used	(39 744)	0		(10)	
- reversed	0			0	
closing balance	5 353	40 168		39 744	

* The deferred income tax liability and assets are recognized according to their final netted balance.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in the amount in 3 months ended Dec. 31 2009	Financial terms and other remarks
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the guarantee issued by the bank under Framework Agreement No. 5/2005 dated Dec. 6, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Feb. 9, 2012	2 000	0	Validity date corresponds to the guarantee validity date.
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the overdraft facility granted by the bank under Agreement No. 270-1/10/RB/2005 dated Dec. 9, 2005, Annex No. 1 of Dec. 4, 2006	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 4, 2009	0	-2 000	
Surety for liabilities of the company Orbis Casino Sp. z o.o. that may arise under the investment loan granted by the bank under Agreement No. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	Orbis Casino Sp. z o.o.- associated company	Dec. 31, 2012	1 000	0	Validity date corresponds to the date of validity of declaration on submission to the enforcement procedure, the term of the surety is indefinite
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement No. 2009/005 dated Jan. 30, 2009, as amended by Annex No. 1 dated March 3, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company	Dec. 31, 2009	0	-30 000	
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement No. 2009/005 dated Jan. 30, 2009, as amended by Annex No. 1 dated March 3, 2009 and Annex No. 2 dated Dec. 29, 2009	Société Générale SA Branch in Poland	Orbis Transport Sp z o.o. - subsidiary company -	Feb. 15, 2011	30 000	30 000	Orbis SA committed to submit to the enforcement procedure up to PLN 30,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Feb. 28, 2011
Joint and several surety for liabilities of the company Orbis Transport Sp. z o.o. that may arise under a loan granted by the bank under the Working Capital Facility Agreement No. 161 1022WS07120700 dated Jan. 31, 2008, as amended by Annex No. 3 dated Feb. 27, 2009.	Kredyt Bank SA	Orbis Transport Sp z o.o. - subsidiary company	Jan. 31, 2011	50 000	0	Validity date corresponds to the surety validity date. Orbis SA committed to submit to the enforcement procedure by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Jan. 31, 2011
Surety for a blank promissory note without protest, issued by Polskie Biuro Podróży Orbis Sp. z o.o. as requested by SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA to secure recourse claims under the guarantee issued under the Agreement for Tourist Insurance Guarantee no. M 159373 entered into on Nov. 26, 2008	SIGNAL IDUNA Polskie Towarzystwo Ubezpieczeń SA	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	Dec. 31, 2009	8 160	0	The guarantee is valid until Dec. 31, 2009. The Beneficiary may seek claims, if any, within up to 180 days following the last day of the guarantee validity; securities will be released by the Guarantor after expiry of the guarantee, unless a payment under the guarantee is made or in case the security needs to be used.
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009 and Annex No. 1 dated August 28, 2009.	Société Générale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	Dec. 29, 2009	0	-18 000	
Joint and several surety for liabilities of the company Polskie Biuro Podróży Orbis Sp. z o.o. that may arise under a loan granted by the bank under the Short-Term Loan Agreement no. 2009/004 dated Jan. 28, 2009, Annex No. 1 dated August 28, 2009 and Annex No. 2 dated Dec. 29, 2009.	Société Générale SA Branch in Poland	Polskie Biuro Podróży Orbis Sp. z o. o. - subsidiary company	Apr. 15, 2010	18 000	18 000	Orbis SA committed to submit to the enforcement procedure up to PLN 18,000,000 by virtue of which the Bank may request that the bank writ of execution be declared enforceable until Apr. 30, 2010
			TOTAL:	109 160	-2 000	
		Including sureties for borrowings or guarantees issued within the group.		106 160	0	

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. STATEMENT OF CASH FLOWS OF THE COMPANY

	3 months ended on Dec. 31, 2009	3 months ended on Dec. 31, 2008	% change 2009/2008	12 months ended on Dec. 31, 2009	12 months ended on Dec. 31, 2008	% change 2009/2008
Cash flows from operating activities	19 843	17 664	12,34%	154 171	88 501	74,20%
Cash flows from investing activities	7 739	(76 155)	-	(10 953)	(190 886)	-94,26%
Cash flows from financing activities	(100 485)	45 194	-	(157 338)	107 715	-
Total net cash flows	(72 903)	(13 297)	448,27%	(14 120)	5 330	-
Cash and cash equivalents at the end of the period	20 887	35 007	-40,33%	20 887	35 007	-40,33%

In the fourth quarter of the current year, the Company reported negative cash flows. Expenses were dominated by costs of financing activities due to timely repayment of a subsequent installment of the investment loan. The balance of net cash flows for four quarters of 2009 ytd was negligibly negative.

5.1 Operating activities

In the fourth quarter of 2009 the Company reported positive cash flows from operating activities that were slightly higher that a year ago. Traditionally, the most important positive adjustment is depreciation/amortization. The Other adjustments item includes the second portion of the impairment loss related to PBP Orbis Sp. z o.o. Major negative adjustments include Change in provisions as a result of release of the actuarial provision following changes in the collective labor agreement, followed by an adjustment for proceeds from sale of real properties (chiefly two hotels, Olsztyn and Beskid) reported under the Profit/loss on investing activities. The Company's cash flows for 12 months ytd were positive and higher than a year ago despite lesser impact of the generated net result. The most substantial positive adjustment was Depreciation/Amortization, while the highest negative adjustment was Interest and dividends.

5.2 Investing activities

In the fourth quarter the Company reported positive cash flows from investing activities which is attributable predominantly to proceeds from sale of property, plant and equipment (including real property). During 12 months of 2009 the Company reported slightly negative cash flows from investing activities, which resulted from the plan implemented to curb investment expenditure in 2009.

5.3 Financing activities

During the discussed fourth quarter and in the entire 2009 alike, the Company's cash flows from financing activities were negative. During the fourth quarter, the Company paid a subsequent installment of the investment loan and, earlier, repaid two loans granted by Hekon Hotele Ekonomiczne S.A. The Company incurred expenses related to interest on borrowings. The Company did not incur any other borrowings, hence no proceeds from financing activities were reported.

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

	As at Dec. 31, 2009	As at Sept. 30, 2009	% change in 3 months ended on Dec. 31, 2009	As at Dec. 31, 2008	% change in 12 months ended on Dec. 31, 2009
Share capital	517 754	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%
Retained earnings	1 070 433	1 076 131	-0,53%	1 057 026	1,27%
Other comprehensive income	0	0	-	0	-
Equity	**1 721 520**	**1 727 218**	**-0,33%**	**1 708 113**	**0,78%**

During the fourth quarter and in the entire 2009, the level of **Share capital** remained invariably at the level reported in the preceding periods.
Similarly, **Other reserves** where amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted, did not change.
The change in **Retained earnings** in the fourth quarter and during 12 months of 2009 resulted from the booking of the result for this period.

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

Major non-recurring and one-off events in 2009 include:
- sale of real properties, including the Beskid and Olsztyn hotels in the fourth quarter of 2009,
- impairment losses related to non-current assets, particularly write-down of 100% of the value of shares in PBP Orbis Sp. z o.o. (of which over PLN 11 million in the fourth quarter).

The table below presents the result after elimination of impact of one-off events as compared to the preceding year.

in PLN thous.	12 months ended on Dec. 31, 2009	12 months ended on Dec. 31, 2008	% change 2009/2008
Net profit/loss	13 407	40 044	-66,52%
1. sale of real property	(12 048)		
2. revaluation of non-financial non-current assets	26 924	(10 260)	
3. agreement reached in a dispute concerning real property		7 000	
4. tax on the above events	2 098	-1 330	
"Pro forma" net profit/loss	30 381	35 454	-14,31%

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

(all amounts are quoted in PLN thousand, unless otherwise stated)

9. RELATED PARTY TRANSACTIONS

In the period of 12 months of 2009 Orbis S.A. executed the following significant transactions with related parties:

Accor Polska Sp. z o.o.

	revenues	expenses	receivables	payables	major items
2009	1 454	11 175	417	3 109	licence fee, management
2008	1 933	12 815	525	3 773	licence fee, management

other Accor Group companies

	expenses	investment expenditure	prepayments - investment expenditure	payables	major items
2009	3 068	119	0	0	access to the reservation system, use of IT applications, guarantee fee, investments
2008	2 878	4 955	101	904	access to the reservation system, use of IT applications, guarantee fee, investments

Hekon - Hotele Ekonomiczne S.A.

	revenues	expenses	receivables	payables	major items
2009	16 303	11 599			lease of hotel real property, provision of mutual services, interest on received loans
2008	10 063	12 606			lease of hotel real property, provision of mutual services, interest on received loans

PBP Orbis Sp. z o.o. and Orbis Transport Sp. z o.o.

	revenues	expenses	additional contribution to share capital	payables	major items
2009	2 149	0	0	0	sale of trademark, interest on granted loans, additional contribution to capital
2008	4 945	0	12 112	0	sale of trademark, interest on granted loans, additional contribution to capital

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

(all amounts are quoted in PLN thousand, unless otherwise stated)

10. CHANGES IN ACCOUNTING POLICIES

No changes occurred during the reporting period in the accounting policies as compared to the financial statements published earlier.

11. EVENTS AFTER THE BALANCE SHEET DATE

Events after the balance sheet date are described in point 13 of the consolidated financial statements of the Orbis Group.

12. SHAREHOLDERS

As at the date of publication of the financial statements, the value of the share capital of Orbis S.A. amounts to PLN 517 754 thousand and comprises of 46 077 008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at the date of publication of the financial statements, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies, include:

Shareholder (description)	Number of shares held as at the date of publication of the financial statements (corresponds to a number of votes at the GM)	Percentage share in the share capital as at the date of publication of the financial statements (corresponds to a percentage share in the total number of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Nov. 13, 2009 to the date of publication of the financial statements for the fourth quarter of 2009 (since the submission of the condensed interim financial statements for the third quarter of 2009)
- Accor S.A.:	23 043 108	50,01%	–
of which a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	–
- BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds of BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	11 599 630	25,17%	–
of which on securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*7 431 280*	*16,13%*	–
(of which, on accounts of the following funds: 1) Arka FIO	*2 319 222*	*5,03%*	–
2) Arka Zrównoważony FIO)	*2 322 338*	*5,04%*	–
- Commercial Union OFE BPH CU WBK:	4 670 444	10,14%	–

(all amounts are quoted in PLN thousand, unless otherwise stated)

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS SINCE THE LAST INTERIM REPORT

The following changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising persons since the date of submission of the last interim report.

- Jean-Philippe Savoye, President of the Management Board of Orbis S.A., acquired 648 Orbis S.A. shares on February 5, 2010 and 1 352 Orbis S.A. shares on February 8, 2010 (see: current report no. 4/2010 dated February 9, 2010).

To the Company's knowledge, as at the date of publication of the financial statements members of the Management Board hold the following shares in Orbis S.A.:

- Jean-Philippe Savoye, President of the Management Board, holds 3 000 Orbis S.A. shares
- Ireneusz Andrzej Węgłowski, Vice-President of the Management Board, holds 3 000 Orbis S.A. shares
- Yannick Yvon Rouvrais, Member of the Management Board, does not hold any Orbis S.A. shares
- Marcin Szewczykowski, Member of the Management Board, does not hold any Orbis S.A. shares

To the Company's knowledge, as at the date of publication of the financial statements, members of the Supervisory Board hold the following shares in Orbis S.A.:

- Claude Moscheni does not hold any Orbis S.A. shares
- Jacek Kseń does not hold any Orbis S.A. shares
- Erez Boniel does not hold any Orbis S.A. shares
- Christian Karaoglanian does not hold any Orbis S.A. shares
- Artur Gabor does not hold any Orbis S.A. shares
- Elżbieta Czakiert holds 511 Orbis S.A. shares
- Jarosław Szymański does not hold any Orbis S.A. shares
- Andrzej Procajło does not hold any Orbis S.A. shares
- Yann Caillère does not hold any Orbis S.A. shares
- Marc Vieilledent does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 16 of the consolidated financial statements of the Orbis Group.